中國製藥集團有限公司
China Pharmaceutical
Group Limited

April 2, 2004

File No. 82-4135

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corpora[redacted]
Mail Stop 3-7
Washington D.C. 20549

VIA COURIER

Dear Sir

Re: China Pharmaceutical Group Limited
File No. 82-4135

We, a company incorporated in Hong Kong, furnish herewith the following documents of the Company pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

(i) an announcement dated June 11, 2003 relating to resignation and appointment of executive directors;
(ii) an announcement dated July 7, 2003 relating to a connected transaction;
(iii) an announcement dated August 12, 2003 relating to the interim results for the six months ended June 30, 2003;
(iv) the 2003 interim report;
(v) an announcement dated August 14, 2003 relating to placement of existing shares;
(vi) an announcement in pursuance of practice note 19 dated October 16, 2003;
(vii) an announcement dated November 26, 2003 relating to the results for the nine months ended September 30. 2003;
(viii) an announcement dated February 5, 2004 relating to the appointment of a non-executive director;
(ix) an announcement dated March 22, 2004 related to the results for the year ended December 31, 2003;
(x) the 2003 annual report; and
(xi) a circular dated March 30, 2004 relating to proposals involving general mandates to repurchase shares and to issue shares.

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香港灣仔港灣道18號中環廣場38樓3805室
Rooms 3805, Central Plaza
18 Harbour Road, W...

中國製藥集團有限公司
China Pharmaceutical
Group Limited

If you have any questions regarding this information, please do not hesitate to contact the undersigned at (852) 2802-3011 or by fax at (852) 2802-4552.

Please acknowledge receipt of this letter and its enclosures by date-stamping and returning the enclosed copy of this letter to us by fax at (852) 2802-4552.

Yours faithfully,
For and on behalf of
China Pharmaceutical Group Limited

Eddie Chak
Financial Controller

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kenfair

KENFAIR INTERNATIONAL (HOLDINGS) LIMITED
(建發國際(控股)有限公司)
(Incorporated in Cayman Islands with limited liability)

ANNOUNCEMENT

The Board of directors of Kenfair International (Holdings) Limited has noted the recent increase in the trading volume in the shares of the Company and wish to state that, save as disclosed herein, it is not aware of any reasons for such increase.

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The Board of directors (the "Board") of Kenfair International (Holdings) Limited (the "Company") has noted the recent increase in the trading volume in the shares of the Company and wish to state that, save for the information disclosed herein, it is not aware of any reasons for such increase.

The Board was informed today by Mr. Cheung Shui Kwai ("Mr. Cheung"), the Managing Director and executive director of the Company, that he has disposed an aggregate of 100,000 shares of the Company at HK$1.30 on the market today. Such disposal represents approximately 0.048% of the existing issued share capital of the Company. Before the disposal, Mr. Cheung through his personal interests and his 30% interests in Capital Concord Profits Limited ("Capital Concord"), own 16.38% of the existing issued share capital of the Company. After the disposal, Mr. Cheung through his personal interests and his 30% interests in Capital Concord, own an aggregate of 16.33% of the existing issued share capital of the Company. The Board considers that such disposal will not have any material impact on the operation and financial position of the Company and its subsidiaries.

Save for the above, the Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company the directors of which individually and jointly accept the responsibility for the accuracy of this statement.

By order of the Board
Kenfair International (Holdings) Limited
Ip Ki Cheung
Chairman

Hong Kong, 11 June, 2003

中國製藥集團有限公司
China Pharmaceutical
Group Limited
(Incorporated in Hong Kong with limited liability)

NOTICE OF RESIGNATION AND APPOINTMENT OF EXECUTIVE DIRECTORS

The board of directors (the "Board") of China Pharmaceutical Group Limited ("the Company") announces that Mr. LIU Yi resigned as executive director of the Company and Mr. FENG Zhen Ying was appointed as executive director of the Company, both with effect from June 11, 2003.

On behalf of the Board, I would like to take this opportunity to thank Mr. LIU Yi for his contributions to the Company.

By Order of the Board
CAI Dong Chen
Chairman

Hong Kong, June 11, 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this anno representation as to its accuracy or completeness and expressly disclaims any liability whatsoever fo arising from or in reliance upon the whole or any part of the contents of this announcement.

sino-i.com

SINO-I.COM LIMITED
中國數碼信息有限公司
(the "Company")
(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The directors of the Company propose to change the name of the Comp Technology Limited 中國數碼信息有限公司".

PROPOSED CHANGE OF COMPANY'S NAME

The directors of the Company propose to change the name of the Company to "S Limited 中國數碼信息有限公司" in order to reflect the direction and principal Company. The Company has been mainly participating in development and pro content and application services such as financial information, industry spe e-commerce online services in the People's Republic of China.

Subject to the approval of shareholders at an extraordinary general meeting to be cc Registrar of Companies, the change of the Company's name will be effected on th *Certificate of Incorporation on Change of Name* by the Registrar of Companies in I

A notice convening an extraordinary general meeting of the Company (which is e on or about 11 July 2003) to approve the change of name together with the forr dispatched to the shareholders of the Company on or before 16 June 2003. Furt will be made when the change of the Company's name becomes effective.

SHARE CERTIFICATES

Upon the change of the Company's name becoming effective, all existing share c the existing name of the Company will continue to be evidence of title to the shar the Company and be valid for trading and settlement purpose. Shareholders who their existing share certificates for share certificates bearing the new name of the so at no cost if effected within 30 days from the effective date of the change Subsequent exchanges will incur a fee of HK$2.50 (subject to change) for eac submitted or each certificate issued whichever is the higher amount.

By C
Wi
Co

Hong Kong, 11 June 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for th announcement, makes no representation as to its accuracy or completen disclaims any liability whatsoever for any loss howsoever arising from o the whole or any part of the contents of this announcement.

SUNS 新銀集團有限公
THE SUN'S GROUP LIMI
(Company incorporated in Bermuda with limited

ANNOUNCEMENT

The Company announces that the winding up proceedings agains and a wholly-owned subsidiary of the Company issued by Mr. former director of the Company, and Charcon Assets Limited, a c by Mr. Wong Kwan, were opposed by the Company and the releva the hearing at the High Court held on 11 June 2003. The proceed adjourned to be heard on 16 June 2003.

The Company will make a further announcement following the adj

Trading in the shares of the Company will remain suspended until

Reference is made to the announcement of The Sun's Group Limited dated 14 April 2003 regarding the winding up petitions filed res Wong Kwan, a former director of the Company, and Charcon A company owned by Mr. Wong Kwan against the Company and subsidiary of the Company at the High Court of the Hong Kong Speci Region (the "High Court").

The Petitions were heard at the High Court on 11 June 2003 and t the relevant subsidiary opposed the same. The proceedings have bee heard before the Companies Judge on 16 June 2003.

At the request of the Company, trading in the shares of the Cc suspended since 9:30 a.m. on 24 April 2003 pending the release of with regard to the latest indebtednesses of the Company and its subs by the relevant creditors and the Company's proposal to restructur Company and its subsidiaries. Such announcement will be releas hearing on 16 June 2003.

Trading in the shares of the Company will remain suspended until f

By order of the
THE SUN'S GROUP
Yuen Wai Ki
Company Secr

Hong Kong, 11 June 2003

* *For identification purpose only*

R.I.P.

REV. SECUNDO EINAUDI, P.I.

passed away peacefully at Queen Mary on 9th June 2003 (Monday) at 9:40p.m.

中國製藥集團有限公司
China Pharmaceutical
Group Limited

(Incorporated in Hong Kong with limited liability)

Connected Transaction

SUMMARY

On 7 July, 2003, Second Pharmaceutical as vendor and Zhongnuo Pharmaceutical as purchaser entered into the Acquisition Agreement, pursuant to which Zhongnuo Pharmaceutical will acquire production facilities including, among others, machinery and equipment for the purpose of manufacture of pharmaceutical preparation products and bulk pharmaceutical products from Second Pharmaceutical for a consideration of RMB16,292,850 (equivalent to about HK$15.4 million). The consideration will be satisfied by the Group's internal resources.

Zhongnuo Pharmaceutical is a wholly-owned subsidiary of the Company. Second Pharmaceutical is an associate of SPG which is the controlling shareholder of the Company holding 57.78% of the total issued share capital of the Company. Second Pharmaceutical is therefore a connected person of the Company and the Acquisition constitutes a connected transaction under the Listing Rules. As the consideration for the Acquisition represents more than the higher of HK$1 million or 0.03% of the consolidated net tangible asset value of the Company as at 31 December, 2002 but less than the higher of HK$10 million or 3% of the consolidated net tangible asset value of the Company as at 31December, 2002, the Company is subject to the disclosure requirements under Rule 14.25(1) of the Listing Rules and details of the Acquisition will be included in the Company's next published annual report in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

ACQUISITION AGREEMENT

Parties

Purchaser: Zhongnuo Pharmaceutical, a wholly-owned subsidiary of the Company

Vendor: Second Pharmaceutical, an associate of SPG which is the controlling shareholder of the Company

Date

7 July, 2003

Zhongnuo Pharmaceutical is a wholly-owned subsidiary of the Company. Second Pharmaceutical is an associate of SPG which is the controlling shareholder of the Company. Second Pharmaceutical is therefore a connected person of the Company and the Acquisition constitutes a connected transaction under the Listing Rules. As the consideration for the Acquisition represents more than the higher of HK$1 million or 0.03% of the consolidated net tangible asset value of the Company as at 31 December, 2002 but less than the higher of HK$10 million or 3% of the consolidated net tangible asset value of the Company as at 31 December, 2002, the Company is subject to the disclosure requirements under Rule 14.25(1) of the Listing Rules and details of the Acquisition will be included in the Company's next published annual report in accordance with Rule 14.25(1) (A) to (D) of the Listing Rules.

DEFINITIONS

"Acquisition"	the transaction contemplated under the Acquisition Agreement
"Acquisition Agreement"	the sale and purchase agreement dated 7 July, 2003, entered into between Zhongnuo Pharmaceutical, as the purchaser, and Second Pharmaceutical, as the vendor
"business day"	a day on which banks in Hong Kong are open for business (except Saturday)
"Company"	China Pharmaceutical Group Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Completion"	completion of the Acquisition, which is subject to, among others, the conditions precedent as set out in the paragraph headed "Conditions Precedent" above being fulfilled to the absolute satisfaction of Zhongnuo Pharmaceutical or (waived or amended by Zhongnuo Pharmaceutical)

Assets to be acquired

Production facilities including, among others, machinery and equipment situated at No.188, Gong Nong Road, Shijiazhuang, Hebei Province, the PRC for the purpose of manufacture of pharmaceutical preparation products and bulk pharmaceutical products

Consideration and payment terms

The consideration for the Acquisition is RMB16,292,850 (equivalent to about HK$15.4 million), which shall be payable in cash by Zhongnuo Pharmaceutical to Second Pharmaceutical within 180 days after the Completion Date. The consideration will be satisfied by the Group's internal resources. The aggregate asset value of the production facilities under the Acquisition as set out in two independent valuations dated 13th May, 2003 and 4th June, 2003 respectively prepared by the PRC Valuer is RMB16,292,850 (equivalent to about HK$15.4 million). The Directors (including independent non-executive Directors) believe that the terms of the Acquisition Agreement were determined after arm's length negotiations between Zhongnuo Pharmaceutical and Second Pharmaceutical by reference to such independent valuations.

Conditions Precedent

Completion is conditional upon, among other things, the following conditions precedent being fulfilled to the absolute satisfaction of Zhongnuo Pharmaceutical (or waived or amended by Zhongnuo Pharmaceutical) on or before 7 September, 2003,:

i) fulfillment by Second Pharmaceutical of all its obligations it agreed to fulfill on or before the Completion Date under the Acquisition Agreement including, among others, delivery to Zhongnuo Pharmaceutical of all relevant documents relating to the production facilities under the Acquisition;

ii) all the representations and warranties given by Second Pharmaceutical under the Acquisition Agreement remaining true and accurate on the Completion Date;

iii) all relevant approvals, permits and consents which are required or otherwise necessary for the Completion having been obtained; and

iv) issue of a written confirmation by Zhongnuo Pharmaceutical that the due diligence review conducted by Second Pharmaceutical on the production facilities under the Acquisition is to the satisfaction of Zhongnuo Pharmaceutical.

Zhongnuo Pharmaceutical has right to terminate the Acquisition Agreement in the event that any of the conditions precedent as set out in the Acquisition Agreement has not been fulfilled to the absolute satisfaction of Zhongnuo Pharmaceutical or (waived or amended by Zhongnuo Pharmaceutical) on or before 7 September, 2003.

REASONS FOR THE ACQUISITION

The Group is principally engaged in the manufacture and sale of both pharmaceutical preparation products and bulk pharmaceutical products including vitamin C, penicillin antibiotics and cephalosporin antibiotics. The Directors believe the Acquisition will enhance the production capability and market competitiveness of the Group and is therefore in the interest of the Group and the shareholders of the Company as a whole. The Directors (including independent non-executive Directors) consider that the Acquisition is conducted on normal commercial terms that are fair and reasonable to the independent shareholders of the Company.

"Completion Date"	the second business day after the day on which all the conditions precedent as set out in clause 6 of the Acquisition Agreement have been fulfilled to the absolute satisfaction of Zhongnuo Pharmaceutical or (waived or amended by Zhongnuo Pharmaceutical)
"Director(s)"	the director(s) of the Company
"Group"	the Company together with its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China, for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan
"PRC Valuer"	Hebei Yongzhengde Accountancy Limited Liability Company (河北永正得會計師事務所有限責任公司), a firm licensed by the Ministry of Finance of the PRC
"Second Pharmaceutical"	Shijiazhuang Municipal Second Pharmaceutical Factory (石家莊市第二制藥廠), an enterprise established in the PRC, which is an associate of SPG and hence a connected person to the Company pursuant to the Listing Rules
"SPG"	Shijiazhuang Pharmaceutical Group Company Limited (石家莊制藥集團有限公司), a limited liability company established in the PRC and the controlling shareholder of the Company holding 57.78% of the total issued share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Zhongnuo Pharmaceutical"	Zhongnuo Pharmaceutical (Shijiazhuang) Company Limited (中諾葯業(石家莊)有限公司), a wholly foreign owned enterprise established in the PRC, one of the Company's wholly-owned subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC

Note: For information purpose only, the translation of RMB to HK$ in this announcement is based at the rate of RMB1.06 to HK$1.00.

By order of the Board
Cai Dong Chen
Chairman

Hong Kong, 7 July, 2003

中國製藥集團有限公司
China Pharmaceutical Group Limited
(Incorporated in Hong Kong with limited liability)

2003 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors (the "Directors") of China Pharmaceutical Group Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2003.

UNAUDITED CONSOLIDATED INCOME STATEMENT
For the six months ended June 30, 2003

	For the six months ended June 30, 2003 HK$'000	2002 HK$'000
Turnover	1,360,282	705,193
Cost of sales	(776,210)	(510,690)
Gross profit	584,072	194,503
Other operating income	5,397	8,883
Distribution costs	(44,684)	(12,110)
Administrative expenses	(101,015)	(58,587)
Other operating expenses	(6,249)	(2,070)
Profit from operations	437,521	130,619
Finance costs	(14,575)	(12,725)
Share of profit of a jointly controlled entity	3,050	4,081
Profit before taxation	425,996	121,975
Income tax expense	(65,356)	(19,789)
Profit before minority interests	360,640	102,186
Minority interests	(1,279)	(1,025)
Profit attributable to shareholders	359,361	101,161
Earnings per share		
Basic	23.92 cents	8.12 cents
Diluted	23.43 cents	8.00 cents

Notes:

1. **Segment information**

Business segments

For the six months ended June 30, 2003

5. **Transfer of reserves**

During the six months ended June 30, 2003, the Group transferred accumulated profits of HK$29,109,000 (1.1.2002 to 6.30.2002: HK$41,534,000) to statutory reserves under the PRC laws and regulations.

6. **Review of interim financial statements**

The interim financial statements are unaudited, but have been reviewed by the Audit Committee with the management and external auditors of the Company.

INTERIM DIVIDEND

The Directors declares an interim dividend of HK7.0 cents per share for the six months ended June 30, 2003 (6.30.2002: Nil), payable on September 26, 2003 to shareholders whose names appear on the register of members of the Company on September 5, 2003.

CLOSURE OF REGISTER OF MEMBERS

The register of members will be closed from Monday, September 1, 2003 to Friday, September 5, 2003, both dates inclusive, during which period no transfer of shares will be registered.

In order to qualify for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar and transfer office, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Friday, August 29, 2003.

BUSINESSS REVIEW AND PROSPECTS

Results

For the first half of the year, the Group reported a turnover of HK$1,360,282,000 and a profit attributable to shareholders of HK$359,361,000, representing increases of 93% and 255% from those of the same period last year respectively.

For the period under review, vitamin C series was the largest contributor to the growth in profit of the Group. With the acquisition of the production lines for finished drugs last year, the Group's product range has been expanded to include end user products. The finished drug business accounted for more than 25% of the Group's turnover for the period, marking the initial success of our strategy to transform from a bulk pharmaceutical enterprise to one that encompasses both bulk and finished drug businesses.

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Notes:

1. **Segment information**

Business segments

For the six months ended June 30, 2003

	Bulk Drugs						
	Penicillin series *HK$'000*	Cephalosporin series *HK$'000*	Vitamin C series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
TURNOVER							
External sales	306,319	261,884	424,688	366,198	1,193	-	1,360,282
Inter-segment sales	102,657	52,074	-	-	-	(154,731)	-
TOTAL TURNOVER	408,976	313,958	424,688	366,198	1,193	(154,731)	1,360,282
SEGMENT RESULTS	86,821	53,650	244,960	57,726	79		443,236
Unallocated corporate expenses							(5,715)
Profit from operations							437,521

For the six months ended June 30, 2002

	Bulk Drugs						
	Penicillin series *HK$'000*	Cephalosporin series *HK$'000*	Vitamin C series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
TURNOVER							
External sales	273,713	268,996	159,040	-	3,444	-	705,193
Inter-segment sales	-	-	-	-	-	-	-
TOTAL TURNOVER	273,713	268,996	159,040	-	3,444	-	705,193
SEGMENT RESULTS	60,594	62,307	14,322	-	(219)		137,004
Unallocated corporate expenses							(6,385)
Profit from operations							130,619

Geographical segments

	For the six months ended June 30, 2003 *HK$'000*	2002 *HK$'000*
The PRC	974,236	543,060
Asia other than the PRC	146,873	54,792
Europe	96,655	52,577
America	91,108	44,546
Others	51,410	10,218
	1,360,282	705,193

Contribution to profit by geographical market has not been presented as the contribution to profit from each market is in line with the overall Group ratio of profit to turnover.

2. **Profit from operations**

For the six months ended June 30,

profit of the Group. With the acquisition of the production lines for finished drugs last year, the Group's product range has been expanded to include end user products. The finished drug business accounted for more than 25% of the Group's turnover for the period, marking the initial success of our strategy to transform from a bulk pharmaceutical enterprise to one that encompasses both bulk and finished drug businesses.

Penicillin Series

The output of penicillin reached 2,542 tonnes for the period, representing an increase of 41%. In view of the upsurge in the market demand for downstream products of penicillin, the Group increased the output of amoxicillin by 102% to 510 tonnes during the period to cater to market needs. The turnover of the series, after deducting those used in the manufacturing of the Group's finished drugs, increased by 12%, accounting for 23% of the Group's turnover. As a result of further cost reduction, the gross profit margin for the period increased by 6.8 percentage points from that of the same period last year.

7-ACA and Cephalosporin Series

The output of 7-ACA for the period reached 314 tonnes, representing an increase of 52%. After deducting those used in the manufacturing of the Group's finished drugs, the turnover of the series decreased by 3%, accounting for 19% of the Group's turnover.

With the rising medication standard of the people in the PRC, the domestic market of cephalosporin products is achieving rapid growth. Owing to the intensified competition brought by increased output of the Group and other competitors, the gross profit margin of the series was lowed by 1.3 percentage points when compared with that of the same period last year. However, the Group has enlarged its market share.

Vitamin C Series

The output of vitamin C for the period amounted to 7,227 tonnes, representing an increase of 11%. Leveraging a significant price rebound, the turnover of the series increased by 167%, accounting for 31% of the Group's turnover. The gross profit margin of the series increased by 47.2 percentage points from that of the same period last year, making the series the largest contributor to the rapid growth of the Group's results.

Finished Drug Series

Our finished drug business reported a turnover of HK$366,198,000, accounting for 27% of the Group's turnover. Meanwhile, by adjusting the product mix and taking advantage of the lower costs of bulk drugs, the Group achieved a gross profit margin of 28.9% in this business segment for the period, which represented an increase of 2.2 percentage points from that of last year.

Acquisition of Assets

During the period, the Group completed the acquisition of a research and development company from the parent company with a view to enhancing the capability of the Group in developing new drugs. The Group has also been actively seeking opportunities to acquire other pharmaceutical entities with potential in the PRC in order to strengthen the Group's competitive power.

Capital Investment

During the period, the Group initiated the construction of a new vitamin C production line with a capacity of 15,000 tonnes per annum. It is expected that operation of the line will commence in the second quarter of next year. The construction of a production line for butylphthalide has also commenced.

Outlook

from each market is in line with the overall Group ratio of profit to turnover.

2. **Profit from operations**

	For the six months ended June 30, 2003 HK$'000	2002 HK$'000
Profit from operations has been arrived at after charging (crediting):		
Allowance for bad and doubtful debts	–	5,450
Amortisation of intangible assets	6,873	7,566
Depreciation of property, plant and equipment	63,111	47,359
Bank interest income	(774)	(480)

3. **Income tax expense**

	For the six months ended June 30, 2003 HK$'000	2002 HK$'000
The charge comprises:		
PRC income tax	64,616	19,265
Share of taxation of a jointly controlled entity	740	524
	65,356	19,789

No Hong Kong Profits Tax is payable by the Company or its Hong Kong subsidiaries since they had no assessable profit for the period.

Pursuant to the relevant laws and regulations in the PRC, the Group's PRC subsidiaries are entitled to an exemption from PRC income tax for the two years starting from their first profit-making year, followed by a 50% reduction for the next three years. The taxation charge for the period represents provision for PRC taxation which has taken into account of these tax incentives.

The jointly controlled entity, which was established in the PRC, is also entitled to similar PRC tax relief as the above subsidiaries.

There was no significant unprovided deferred taxation for the period or at the balance sheet date.

4. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	For the six months ended June 30, 2003	2002
Profit attributable to shareholders	HK$359,361,000	HK$101,161,000
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,502,212,661	1,245,580,163
Effect of dilutive potential ordinary shares in respect of share options	31,350,946	19,661,140
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,533,563,607	1,265,241,303

butylphthalide has also commenced.

Outlook

1. It is expected that there will be some downward adjustment of the price of vitamin C products in the second half of the year. The Group has, since the beginning of the year, started to adjust its sales strategy. In a bid to maintain a steady revenue stream, the Group has directed its focus to the development of overseas end-user markets and has made efforts to secure long-term contracts with major customers. The Group will also continue to apply new technology to lower its production cost. The Group believes that it will be able to capture a larger market share in the new round of adjustment to the vitamin C market.

2. The Group has been working on quality improvement of its products. While maintaining and enhancing product quality, the Group will actively apply for certain necessary accreditation for its products, with a view to establishing a presence in overseas markets for high-end products and enhancing the gross profit margin of its current products.

FINANCIAL REVIEW

At the interim period end date, the Group's total bank borrowings was HK$393 million, a decrease of HK$235 million as compared to HK$628 million at the last year end date, and the maturity profile spread over a period of two years with HK$343 million repayable within one year and HK$50 million within the second year.

Gearing ratio was 1%, which was calculated on the basis of the Group's net bank borrowings (after deducting bank balances and cash of HK$373 million) over shareholders' funds at the interim period end date.

The majority of the Group's bank borrowings, approximately 75% at the interim period end date, was in Renminbi with the remaining balance in Hong Kong dollars. As the Group derives its revenue mainly in Renminbi, its exposure to foreign exchange rate fluctuations is not significant.

EMPLOYEES

At the interim period end date, the Group has approximately 6,958 employees, the majority of them are employed in the PRC. They are remunerated at market level with benefits such as medical, retirement benefit and share option scheme.

PUBLICATION OF DETAILED INTERIM RESULTS ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the Exchange's website in due course.

By order of the Board
CAI DONG CHEN
Chairman

Hong Kong, August 12, 2003

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國製藥集團有限公司
China Pharmaceutical
Group Limited
(incorporated in Hong Kong with limited liability)

PLACEMENT OF EXISTING SHARES

The Board announces that it has been informed by SPG, the controlling shareholder of the Company, that it had on 14 August 2003 entered into an unconditional placing arrangement with CLSA as the placing agent pursuant to which CLSA had sold to Independent Third Parties the Sale Shares, representing approximately 5.33% of the total issued share capital of the Company as at the date of this announcement for a cash consideration of HK$2.65 per Sale Share.

The trading of the shares in the Company was suspended on 14 August 2003 with effect from 9:44 a.m. pending the release of this announcement. The Company has made an application to The Stock Exchange of Hong Kong Limited for the resumption of the trading of the shares in the Company from 9:30 a.m. on 15 August 2003.

Placing of the Sale Shares by SPG

The Board announces that it has been informed by SPG, the controlling shareholder of the Company, that it had on 14 August 2003 entered into an unconditional placing arrangement with CLSA as the placing agent pursuant to which CLSA had sold to Independent Third Parties the Sale Shares, representing approximately 5.33% of the total issued share capital of the Company as at the date of this announcement. There is no long stop date to such placing arrangement.

As at the date of this announcement, the total issued share capital of the Company is 1,502,212,661 Shares. The Directors have been informed by SPG that as at the date of this announcement, SPG beneficially holds 863,316,161 Shares, representing approximately 57.47% of the total issued share capital of the Company. After the Disposal, which is expected to be completed on 19 August 2003, SPG will beneficially hold 783,316,161 Shares, representing approximately 52.14% of the total issued share capital of the Company as at the date of this announcement. As far as the Directors are aware, none of the placees to such placing arrangement will become a substantial shareholder of the Company after completion of the Disposal.

Consideration

The consideration for the Sale Shares is HK$2.65 per Sale Share, representing (i) a discount of approximately 8.62% over the closing price of HK$2.90 per Share as quoted on the Stock Exchange on 13 August 2003, being the last trading day of the Shares prior to the publication of this announcement; and [illegible] discount of approximately 4.16% over the average closing price of HK$2.765 per Share as quoted on the Stock Excha[illegible] for the last five trading days up to and including 13 August 2003, being the last trading day of the Shares prior to the publication of this announcement.

General

The trading of the shares in the Company was suspended on [illegible]gust 2003 with effect from 9:44 a.m. pending the release of this announcement. The Company has made an application to The Stock Exchange of Hong Kong Limited for the resumption of the trading of the shares in the Company from 9:30 a.m. on 15 August 2003.

Definitions

"Board"	the board of Directors
"CLSA"	CLSA Limited, an Independent Third Party, as the placing agent in relation to the Disposal
"Company"	China Pharmaceutical Group Limited (中國製藥集團有限公司), a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Director(s)"	the director(s) of the Company
"Disposal"	the disposal of the Sale Shares pursuant to the placing arrangement made between SPG and CLSA on 14 August 2003
"Hong Kong"	The Hong Kong Special Administrative Region of PRC
"Independent Third Party(ies)"	independent third party(ies) not connected with the Directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or their respective associates (as defined in the Listing Rules)
"Listing Rules"	the Rules Governing the Listing of the Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Sale Share(s)"	80,000,000 existing Shares beneficially owned by SPG
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"SPG"	Shijiazhuang Pharmaceutical Group Company Limited, a PRC state-owned enterprise which beneficially owns 863,316,161 Shares as at the date of this announcement, of which 25,000,000 Shares are held by Mr Ding Er Gang, an executive Director, as trustee for SPG and 9,879,762 Shares are held by China Charmaine Pharmaceutical Company Limited, a wholly-owned subsidiary of SPG
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars
"%"	per cent.

The Standard

Date: 17 October 2003 Registrars to the above Companies

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國製藥集團有限公司
China Pharmaceutical
Group Limited
(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT
IN PURSUANCE OF PRACTICE NOTE 19

In accordance with the requirements under paragraph 3.7.1 of Practice Note 19 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the board of directors of China Pharmaceutical Group Limited (the "Company") announces certain details of a loan agreement entered into between a syndicate of banks ("the Syndicate") and the Company on October 16, 2003.

By a loan agreement dated October 16, 2003 (the "Loan Agreement") entered into between the Syndicate and the Company, a facility in the aggregate amount of HKD500,000,000 (the "Facility") is made available by the Syndicate to the Company subject to and in accordance with the terms and conditions therein contained. The Facility is a term loan facility with a tenor of 4 years from October 16, 2003. Under the Loan Agreement, it will be an event of default if Shijiazhuang Pharmaceutical Group Company Limited, the controlling shareholder of the Company, ceases to own (directly or indirectly) at least 40% of the voting share capital of the Company and in which event the Facility will become immediately repayable. The Company intends to use the Facility to finance the general corporate funding requirements of the Company and its subsidiaries.

By order of the Board
Cai Dong Chen
Chairman

Hong Kong, October 16, 2003

cent last month, up from a 2.1 per cent rise in September.

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中國製藥集團有限公司
China Pharmaceutical Group Limited

(Incorporated in Hong Kong with limited liability)

UNAUDITED RESULTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

The Board of Directors (the "Directors") of China Pharmaceutical Group Limited (the "Company") is making this announcement of the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the nine months ended September 30, 2003 in line with its current practice to publish the Group's quarterly financial results.

CONSOLIDATED INCOME STATEMENT
For the nine months ended September 30, 2003

	Nine months ended September 30,	
	2003	**2002**
	(Unaudited)	**(Unaudited)**
	HK$'000	*HK$'000*
Turnover	1,897,190	1,124,488
Cost of sales	(1,142,619)	(813,570)
Gross profit	754,571	310,918
Other operating income	6,492	11,609
Distribution costs	(68,411)	(22,216)
Administrative expenses	(143,544)	(78,016)
Other operating expenses	(6,842)	(2,860)
Major overhaul expenses	–	(15,917)
Allowance for doubtful debts	–	(5,450)
Profit from operations	542,266	198,068
Finance costs	(18,556)	(19,704)
Share of profit of a jointly controlled entity	5,081	6,566
Profit before taxation	528,791	184,930
Income tax expense	(76,619)	(31,181)
Profit before minority interests	452,172	153,749
Minority interests	(1,494)	(1,463)
Profit attributable to shareholders	450,678	152,286
Earnings per share		
Basic	29.90 cents	11.45 cents
Diluted	N/A	11.27 cents

Notes:

1. The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2002, except that the Group has adopted for the first time the revised Hong Kong Statement of Standard Accounting Practice 12 "Income Taxes" issued by the Hong Kong Society of Accountants. The adoption of this revised standard had no material effect on the results for the current period.

2. The calculation of the basic and diluted earnings per share for the period is based on the following data:

	Nine months ended September 30, 2003	2002
Profit attributable to shareholders	HK$450,678,000	HK$152,286,000
Weighted average number of ordinary shares for the purpose of basic earnings per share	1,507,464,295	1,330,459,163
Effect of dilutive potential ordinary shares in respect of share options	–	21,207,276
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1,507,464,295	1,351,666,439

3. The unaudited consolidated results for the nine months ended September 30, 2003 have been reviewed by the external auditors in accordance with Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants.

ANALYSIS OF TURNOVER AND OPERATING PROFIT

For the nine months ended September 30, 2003

	Bulk Drugs						
	Penicillin series *HK$'000*	Cephalosporin series *HK$'000*	Vitamin C series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
TURNOVER							
External sales	443,000	351,000	545,464	556,031	1,695	–	1,897,190
Inter-segment sales	147,212	68,956	–	–	–	(216,168)	–
Total turnover	590,212	419,956	545,464	556,031	1,695	(216,168)	1,897,190
SEGMENT RESULT	113,544	60,923	289,042	88,639	(81)		552,067
Unallocated corporate expenses							(9,801)
Profit from operations							542,266

For the nine months ended September 30, 2002

	Bulk Drugs						
	Penicillin series *HK$'000*	Cephalosporin series *HK$'000*	Vitamin C series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
TURNOVER							
External sales	389,482	412,557	251,249	66,280	4,920	–	1,124,488
Inter-segment sales	2,658	–	–	–	–	(2,658)	–
Total turnover	392,140	412,557	251,249	66,280	4,920	(2,658)	1,124,488
SEGMENT RESULT	84,055	85,131	36,452	1,695	142		207,475
Unallocated corporate expenses							(9,406)
Profit from operations							198,069

BUSINESS REVIEW AND PROSPECTS

For the nine months ended September 30, 2003, the Group recorded turnover of HK$1,897,190,000 and profit attributable to shareholders of HK$450,678,000, representing increases of 69% and 196% over the same period last year respectively.

During the third quarter, the prices of vitamin C fell sharply from the high level attained in the first half of the year. The average price for the third quarter was US$4.37 per kg. At present, there is a short supply of vitamin C in the market and the price is rebounding rapidly from the low level of US$3.03 per kg in October. The Group will continue to secure more long-term contracts with a view to stabilizing the profitability of the business.

With the increase in market supply, the competition of penicillin and 7-ACA has become very intense, resulting in a general fall in the prices of the major products. For the third quarter, the average prices of penicillin and 7-ACA were US$12.34 and US$74.87 per kg respectively. Through various cost-control measures and the improvement in technology, the Group managed to further lower the production costs of both penicillin and 7-ACA by 11% and 5% respectively in the third quarter as compared with the first half of the year. The Group is considering the possibility of relocating the production base of penicillin to western China in order to achieve greater cost reduction and enhance competitiveness.

With regard to our finished drug business, sales revenue and profit contribution continued to grow. Through the lowering of costs, the profit margin of our finished drug business increased to 30.2% for the third quarter. It is expected that the business will continue to contribute stable income and profit to the Group.

By order of the Board
CAI DONG CHEN
Chairman

Hong Kong, November 26, 2003

Contractors for maintenance works

Applications are invited from qualified contractors to undertake maintenance works of various trades in the University managed by this Office. (Please note that capital projects and substantial alteration/addition and improvement works are handled by the Campus Development Office of the University.) The contractors are supposed to supplement a large team of direct labour of various trades in maintenance works.

The University campus, measuring 134 hectares, with some 100 buildings, large and small, accommodates 4 Colleges and the Central Campus.

Contractors are grouped in the following categories of scope of works/services:

1. Cleaning Services
2. Painting Works
3. Roofing & Waterproofing Works
4. Minor Electrical Works
5. Air conditioning Works
6. Alteration/Refurbishment Works
7. External Works including maintenance of slopes
8. Gardening Works
9. Concrete Repair, and
10. Plumbing & Drainage Works

Works are awarded to contractors through tendering according to University Ordering and Tender Procedures. All applications will be assessed for suitability for inclusion into the University's Provisional Contractors List. Successful applicants will be put on trial initially. They will be invited to tender for some lump sum jobs as and when the occasion arises.

Contractors of good standing, financially sound, with satisfactory track records of performance in the respective trade for at least 5 years, able to provide quality services and safety management may apply with details of their company profile and past projects/works reference list, indicating the category of works interested (not more than two categories), to the Directors, Estates Management Office, The Chinese University of Hong Kong, Shatin, New Territories, Hong Kong by 16 February, 2004. Late applications will not be considered.

Benny Tam
Director of Estates Management Office

6th February 2004

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中國製藥集團有限公司
China Pharmaceutical Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE OF APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors of China Pharmaceutical Group Limited ("the Company") announces that Mr. GUO Shi Chang was appointed as an independent non-executive director of the Company with effect from February 5, 2004.

By Order of the Board
CAI Dong Chen
Chairman

Hong Kong, February 5, 2004

MEMBERS AND CREDITORS ...

NOTICE IS HEREBY GIVEN that pursuant to Section 247 of the Companies Ordinance (Chapter 32), a meeting of the members of the abovenamed company will be held at 26th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong on 20 February 2004 at 9:30 a.m. and will be followed by a meeting of the creditors of the company at 9:45 a.m., for the purpose in each case of receiving an account of the liquidators' acts and dealings and of the conduct of the winding up of the company during the year ended 28 December 2003.

A member or creditor entitled to attend and vote at any of the above meetings may appoint a proxy to attend and vote instead of him. A proxy need not be a member or creditor of the company.

Forms of proxy for both meetings must be lodged at 22nd Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. in the afternoon of the day before the meetings.

Dated this 6th day of February 2004

JOSEPH K.C. LO
JOINT AND SEVERAL LIQUIDATOR

0105850-1-TS078

NOTICE OF GENERAL MEETING OF CREDITORS

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE

In Bankruptcy Proceedings
No. 19397 of 2003

Re: CHAN, LAI SHEUNG

NOTICE is hereby given that the General Meeting of Creditors will be held at the Official Receiver's Office, 10th Floor, Queensway Government Offices, 66 Queensway, Hong Kong on 18th February 2004 (Wednesday) at 10:00a.m.

Dated this 6th day of February 2004

E T O'CONNELL
Official Receiver

CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED

中國製藥企業投資有限公司

(Incorporated in Hong Kong with limited liability)

2002 RESULTS ANNOUNCEMENT

The Board of Directors (the "Directors") of China Pharmaceutical Enterprise and Investment Corporation Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended December 31, 2002.

CONSOLIDATED INCOME STATEMENT
For the year ended December 31, 2002

	2002 *HK$'000*	2001 *HK$'000*
Turnover	1,625,130	1,168,244
Cost of sales	(1,121,850)	(838,525)
Gross profit	503,280	329,719
Other operating income	14,197	10,468
Distribution costs	(42,545)	(25,694)
Administrative expenses	(123,295)	(101,173)
Other operating expenses	(10,879)	(9,377)
Major overhaul expenses	(28,591)	-
Allowance for doubtful debts	(14,276)	(9,600)
Impairment loss on property, plant and equipment	-	(3,543)
Profit from operations	297,891	190,800
Finance costs	(26,682)	(27,102)
Impairment of goodwill of an associate	-	(2,032)
Gain on disposal of subsidiaries	-	4,051
Share of profit of a jointly controlled entity	7,916	5,183
Profit before taxation	279,125	170,900
Taxation	(49,550)	(29,315)
Profit before minority interests	229,575	141,585
Minority interests	(1,433)	(1,579)
Profit attributable to shareholders	228,142	140,006
Earnings per share		
Basic	16.62 cents	11.29 cents
Diluted	16.35 cents	11.10 cents

Notes:

1. **Segment information**

2002

	Bulk Drugs						
	Penicillin series *HK$'000*	Cephalosporin series *HK$'000*	Vitamin C series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Elimination *HK$'000*	Consolidated *HK$'000*
TURNOVER							
External sales	524,284	498,797	362,093	234,796	5,160	-	1,625,130
Inter-segment sales	59,726	25,722	-	-	-	(85,448)	-
Total	584,010	524,519	362,093	234,796	5,160	(85,448)	1,625,130
SEGMENT RESULT	105,007	106,158	68,403	31,403	90		311,061
Unallocated expenses							(13,170)
Profit from operations							297,891

2001

	Bulk Drugs					
	Penicillin series *HK$'000*	Cephalosporin series *HK$'000*	Vitamin C series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
TURNOVER						
External sales	510,405	363,912	286,734	0	7,193	1,168,244
SEGMENT RESULT	108,855	103,883	822	0	(7,455)	206,105
Unallocated expenses						(15,305)
Profit from operations						190,800

turnover and profit was a combined result of expanded production volume of 7-ACA and penicillin, rebound of the prices of vitamin C, enhancement in production technology as well as effective measures in controlling production costs.

Production and sales

During the year, both the production capacity and output of the Group's three major bulk drug series have increased, with equally strong sales. In July 2002, the Group diversified into finished drug business via acquisition from its parent company. The Group now has more than 18 types of bulk drug products and 170 types of finished drug products.

Penicillin series

Through the use of new production technology, the Group increased the production rate of penicillin by 14.3% during the year, thereby maintaining its leading position in the industry. The output of penicillin reached 3,803 tonnes, representing an increase of 36% (mainly attributable to penicillin industrial salt). The output of penicillin downstream products was 1,013 tonnes, maintaining the level of previous year. Notwithstanding that 331 tonnes of self-produced penicillin products have been used in the manufacturing of some of the finished drug products during the year, sales volume of the entire series increased by 20% to 3,177 tonnes. Revenue from the entire series increased by 3% to HK$524,284,000, accounting for 32% of the Group's revenue.

With the rising living standard in the PRC, there is an increasing demand for semi-synthetic penicillin products, and we expect that the Group's penicillin series will maintain a strong growth in 2003.

Cephalosporin series

The output of 7-ACA increased by 69% to 499 tonnes, whereas the output of cefazolin, a downstream product, reached 145 tonnes, maintaining the level of previous year. With regard to cefoperazone and cefradine, which were put into production last year, output reached 24 tonnes and 27 tonnes respectively. Notwithstanding that 21 tonnes of self-produced cefazolin have been used in the manufacturing of some of the finished drug products during the year, sales volume of the entire series increased by 45% to 495 tonnes. Revenue from this series increased by 37% to HK$498,797,000, accounting for 31% of the Group's revenue.

With the commencement of operation of a new 7-ACA production line in 2002, the Group's annual capacity reached 800 tonnes of 7-ACA. In terms of the actual output in 2002, the Group ranked third in the world, lagging behind the top two manufacturers by only a small margin. The Group believes that when the production line attains full capacity, its market share will increase steadily and it will become the world's second largest manufacturer of 7-ACA. Furthermore, with the rising health consciousness and medication standard of the people in the PRC, growth in the demand for cephalosporin antibiotics remains strong and, therefore, the series will become a major contributor to the proliferation of the Group's sales and profit.

Vitamin C series

During the year, prices of vitamin C products rebounded strongly as a result of the scaling down of production by the overseas manufacturers. Prices of the products surged from US$3.06 per kg on average in 2001 to US$4.94 per kg by the end of 2002. The average price for the year reached US$3.24 per kg, and there was a supply shortage in the market.

The output of vitamin C increased by 8% to 12,144 tonnes for the year, while the output of downstream products was 2,026 tonnes, similar to previous year. Sales volume and revenue of the entire series increased by 17% and 26% to 13,371 tonnes and HK$362,093,000 respectively. The revenue from the series accounted for 22% of the Group's revenue. The increase in output and rebound of prices have made the series become a major source of profit for the Group again. For the first two months in 2003, the average price rose to US$6.4 per kg. The Group believes that the current upward momentum in the price of vitamin C will sustain and the contribution from this series will greatly increase in 2003.

Finished drug division

The operation of the finished drug division has been smooth since the Group acquired the business in July 2002. After acquisition, over 300 million vials of powder injection, 340 million of capsules and 230 million of tablets were sold, generating a revenue of HK$234,796,000, which took up 14% of the Group's revenue.

The acquisition of the finished drug business enabled the Group to diversify from producing solely bulk drug products to both bulk and finished drug products. The Group is now able to expand its customer base to hospitals. The Group believes that such product diversification and expanded customer base will enable it to better position itself to capture the opportunities in the pharmaceutical market and to expand the Group's earning base.

Announcement file

2. **Profit from operations**

	2002 HK$'000	2001 HK$'000
Profit from operations has been arrived at after charging (crediting):		
Amortisation of intangible assets	14,303	15,255
Amortisation of goodwill	1,546	-
Depreciation of property, plant and equipment	103,818	88,715
Bank interest income	(1,737)	(1,238)
Interest income from loan receivables	(504)	(900)

3. **Taxation**

	2002 HK$'000	2001 HK$'000
The charge comprises:		
PRC income tax	48,572	28,529
Share of taxation of a jointly controlled entity	978	786
	49,550	29,315

No Hong Kong Profits Tax is payable by the Company or its Hong Kong subsidiaries since they had no assessable profit for the year.

Pursuant to the relevant laws and regulations in the PRC, the Group's PRC subsidiaries are entitled to an exemption from PRC income tax for the two years starting from their first profit-making year, followed by a 50% reduction for the next three years. The taxation charge for the year represents provision for taxation which has taken into account of these tax incentives.

The jointly controlled entity, which was established in the PRC, is also entitled to similar PRC tax relief as the above subsidiaries.

There was no significant unprovided deferred taxation for the year or at the balance sheet date.

4. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	2002	2001
Profit attributable to shareholders	HK$228,142,000	HK$140,008,000
Weighted average number of ordinary shares for the purpose of basic earnings per share	1,373,033,290	1,240,447,279
Effect of dilutive potential ordinary shares in respect of share options	22,812,855	20,934,321
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1,395,846,145	1,261,381,600

DIVIDEND

The Directors recommends the payment of a final dividend of HK6.0 cents per share for the year ended December 31, 2002 (2001: HK3.6 cents) payable on May 15, 2003 to shareholders whose names appear on the register of members of the Company on April 24, 2003.

CLOSURE OF REGISTER OF MEMBERS

The register of members will be closed from Wednesday, April 16, 2003 to Thursday, April 24, 2003, both dates inclusive, during which period no transfer of shares will be registered.

In order to qualify for the proposed final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar and transfer office, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Tuesday, April 15, 2003.

BUSINESSS REVIEW AND PROSPECTS

Results

For the year ended December 31, 2002, the Group reported turnover of HK$1,625,130,000 and profit attributable to shareholders of HK$228,142,000, representing increases of 39% and 63% over the previous year. The strong growth in

Product cost and profit margin

With the continued application of new technology and equipment, as well as our proven effective measures in controlling production costs, the manufacturing costs of all our products have been lowered. The production costs of vitamin C, penicillin and amoxicillin were lowered by 15%, 6% and 9% respectively. The lower production costs coupled with the upsurge in the price of vitamin C enabled the Group to attain a gross profit margin of 31%, representing an increase of 3 percentage points over the previous year.

Acquisition of a research and development company

On February 19, 2003, the Company entered into an agreement to acquire the entire equity interest of a research and development company from the Group's parent company. The acquired research and development company enhances the Group's production technology and research and development capability of new drugs, which in turn consolidate and further increase the competitiveness of the Group's existing bulk drug products and enable the Group to introduce more new finished drugs to the market.

Development of patent drug

In September 2002, the Group obtained formal approval from the State Drug Administration for the production of butylphthalide, a category one new drug in the PRC developed by the Group. The Group is planning to install a large scale production line with design fully complied with international standards. The product is expected to be a major force in driving growth of the Group in the next three to five years.

Outlook

In 2003, the Group will focus on establishing itself as the consolidator in the bulk drug sector and put in place building blocks to expand into the generic and patent drugs sector. We will also focus on reducing production cost through technology and achieving better margins.

We will expand our bulk drug production capacity through joint ventures, selective earnings accretive acquisitions and building new production lines. We are also seeking FDA accreditation for the bulk and finished drugs production lines to target sales in overseas high-end pharmaceutical market.

After acquiring the finished drug business from our parent company in 2002, we will also strengthen the finished drug sales network and brand name building in China.

The Group will also put particular efforts to the market development of our patent drug, Butylphthalide, ensuring its successful entry into the market.

FINANCIAL REVIEW

As at December 31, 2002, the Group's total bank borrowings was HK$627.7 million, an increase of HK$158.4 million as compared to HK$469.3 million at the last year end date, and the maturity profile spread over a period of three years with HK$543.3 million repayable within 1 year and HK$84.4 million within 2 to 3 years.

Gearing ratio was 17%, which was calculated on the basis of the Group's net bank borrowings (after deducting cash and bank balances of HK$324.3 million) over shareholders' funds at the year end date.

The majority of the Group's bank borrowings, approximately 80% at the year end date, was in Renminbi with the remaining balance in Hong Kong dollars. As the Group derives its revenue mainly in Renminbi, its exposure to foreign exchange rate fluctuations is not significant.

EMPLOYEES

At the year end date, the Group has approximately 6,798 employees, the majority of them are employed in the PRC. They are remunerated at market level with benefits such as medical, retirement benefit and share option scheme.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the Exchange's website in due course.

By order of the Board
CAI DONG CHEN
Chairman

Hong Kong, March 25, 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Bowen Room, 7th Floor, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, April 24, 2003 at 10:30 a.m. for the following purposes: –

1. To receive and consider the audited financial statements, the report of the directors and the report of auditors for the year ended December 31, 2002.
2. To declare a final dividend.
3. To re-elect directors and to fix the remuneration of directors.
4. To re-appoint auditors and to authorize the directors to fix their remuneration.

By Order of the Board
LEE Ka Sze, Carmelo
Secretary

Hong Kong, March 25, 2003.

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. To be valid, the form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority must be lodged with the registered office of the Company at Rooms 2802-2806, 28th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
3. The register of members will be closed from Wednesday, April 16, 2003, to Thursday, April 24, 2003, both dates inclusive, during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar and transfer office, Secretaries Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Tuesday, April 15, 2003.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in **CHINA PHARMACEUTICAL GROUP LIMITED**, you should at once hand this document with the accompanying proxy form to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國製藥集團有限公司
China Pharmaceutical
Group Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 1093)

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES

A notice convening an extraordinary general meeting of China Pharmaceutical Group Limited to be held at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Friday, May 14, 2004 at 10:40 a.m. (or so soon thereafter as the annual general meeting convened for the same place and date at 10:30 a.m. shall have been concluded or adjourned) is set out on pages 6 to 8 of this document. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the registered office of the Company at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof.

Hong Kong, March 30, 2004

DEFINITIONS

In this document, the following expressions have the following meanings unless the context requires otherwise:-

"Companies Ordinance"	the Companies Ordinance (Chapter 32) of the Laws of Hong Kong
"Company"	China Pharmaceutical Group Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Friday, May 14, 2004 at 10:40 a.m. (or so soon thereafter as the annual general meeting of the Company convened for the same place and date at 10:30 a.m. shall have been concluded or adjourned), notice of which is set out on pages 6 to 8 of this document
"Latest Practicable Date"	March 26, 2004, being the latest practicable date prior to the printing of this document
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase during the period as set out in the Repurchase Resolution Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no.1 of the notice of the Extraordinary General Meeting
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Share Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listing on the Stock Exchange of their own securities on the Stock Exchange

DEFINITIONS

"Share Repurchase Code"	the Hong Kong Code on Share Repurchases
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawfully currency of Hong Kong

中國製藥集團有限公司
China Pharmaceutical
Group Limited

(Incorporated in Hong Kong with limited liability)

Executive Directors:
CAI Dong Chen *(Chairman)*
DING Er Gang
FENG Zhen Ying
QU Ji Guang
WEI Fu Min
YUE Jin

Independent Non-executive Directors:
GUO Shi Chang
HUO Zhen Xing
LEE Ka Sze, Carmelo
QI Mou Jia

Registered Office:
Room 3805,
38th Floor,
Central Plaza,
18 Harbour Road,
Wanchai,
Hong Kong.

Hong Kong, March 30, 2004

To the shareholders,

Dear Sir or Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES

GENERAL MANDATE TO REPURCHASE SHARES

At the extraordinary general meeting of the Company held on April 24, 2003, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the forthcoming annual general meeting of the Company. The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the Extraordinary General Meeting. An explanatory statement as required under the Share Repurchase Rules to provide the requisite information of the Repurchase Proposal is set out in the appendix hereto.

GENERAL MANDATE TO ISSUE SHARES

It will also be proposed at the Extraordinary General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the

resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

EXTRAORDINARY GENERAL MEETING

On pages 6 to 8 of this document, you will find a notice convening the Extraordinary General Meeting at which ordinary resolutions will be proposed to:-

- grant to the Directors a general mandate to exercise all powers of the Company to repurchase Shares on the Stock Exchange representing up to 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution;

- grant to the Directors a general mandate to authorise the Directors to allot, issue and deal with Shares with an aggregate nominal value not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing such resolution; and

- extend the general mandate which will be granted to the Directors to allot, issue and deal with additional Shares by adding to it the number of Shares repurchased under the Repurchase Proposal after the granting of the general mandate.

ACTION TO BE TAKEN

A proxy form for use at the Extraordinary General Meeting is enclosed herein. Whether or not you intend to attend the Extraordinary General Meeting, you are requested to complete the proxy form and return it to the registered office of the Company at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of a proxy form will not prevent shareholders from attending and voting at the Extraordinary General Meeting if they so wish.

RECOMMENDATION

The Directors believe that all the above-mentioned resolutions to be proposed at the Extraordinary General Meeting are in the best interests of the Company and its shareholders. Accordingly, the Directors recommend that all shareholders should vote in favour of the resolutions set out in the notice of Extraordinary General Meeting.

By Order of the Board
CAI Dong Chen
Chairman

This appendix serves as an explanatory statement, as required by the Share Repurchase Rules, to provide requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution.

This appendix also constitutes the memorandum required under Section 49BA(3) of the Companies Ordinance.

1. Share Capital

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,538,124,661 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Extraordinary General Meeting, the Company would be allowed under the Repurchase Resolution to repurchase a maximum of 153,812,466 Shares representing not more than 10% of the issued share capital at the Latest Practicable Date.

2. Reasons for Repurchase

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3. Funding of Repurchases

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares, made for the purpose of the repurchase to such an extent allowable under the Companies Ordinance.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended December 31, 2003 in the event that the Repurchase Proposal were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date were as follows:-

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2003		
March	2.175	1.820
April	2.475	1.940
May	2.700	1.990
June	3.200	2.500
July	3.050	2.425
August	3.100	2.600
September	2.900	2.275
October	2.825	2.375
November	2.650	2.325
December	2.625	2.375
2004		
January	2.800	2.450
February	2.900	2.675
March (up to Latest Practicable Date)	3.025	2.475

5. Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Resolution and in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if such is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders.

6. Takeovers Code

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, Shijiazhuang Pharmaceutical Group Co. Ltd. together with its associates were beneficially interested in 783,316,161 Shares representing approximately 50.93% of the issued share capital of the Company. Based on such shareholdings and in the event that the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Mandate, the shareholdings of Shijiazhuang Pharmaceutical Group Co. Ltd. together with its associates in the Company would be increased to approximately 56.59% of the issued share capital of the Company. The Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Proposal. The Company may not repurchase Shares which would result in the amount of Shares held by the public being reduced to less than 25%.

7. Shares Repurchase made by the Company

The Company had not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document.

NOTICE OF EXTRAORDINARY GENERAL MEETING

中國製藥集團有限公司
China Pharmaceutical
Group Limited

(Incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Friday, May 14, 2004 at 10:40 a.m. (or so soon thereafter as the Annual General Meeting of the Company convened for the same date and place at 10:30 a.m. shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions of the Company:-

ORDINARY RESOLUTIONS

1. **"THAT:-**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

2. **"THAT:-**

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into shares of the Company; (iii) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time; or (iv) an issue of shares under any option scheme or similar arrangement for the grant or issue of shares or rights to acquire shares of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution,

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

3. **"THAT** subject to the passing of the resolution nos.1 and 2 set out in the notice convening the meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to resolution no.2 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to resolution no.1 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said resolution."

By Order of the Board
CAI Dong Chen
Chairman

Hong Kong, March 30, 2004

Notes: –

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

此乃要件　請即處理

閣下如對本文件任何方面或應辦之手續**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**中國製藥集團有限公司**股份全部**售出**，應立即將本文件連同隨附之代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

中國製藥集團有限公司
China Pharmaceutical Group Limited

（於香港註冊成立之有限公司）

（股份代號：1093）

有關購回股份
及發行股份
之一般授權之建議

中國製藥集團有限公司訂於二零零四年五月十四日星期五上午十時四十分假座香港灣仔港灣道18號中環廣場38樓3805室（或本公司於同日同地點上午十時三十分舉行之股東週年大會或其續會結束後）舉行股東特別大會，大會通告載於本文件第六至八頁。　閣下不論是否出席大會，敬請盡早按照印備之指示填妥並交回隨附之代表委任表格，惟無論如何須於大會或其任何續會舉行時間四十八小時前送達本公司之註冊辦事處，地址為香港灣仔港灣道18號中環廣場38樓3805室。

香港，二零零四年三月三十日

在本文件內，除文義另有所指，下列詞彙具有下列涵義：

「公司條例」	指	公司條例，香港法例第三十二章
「本公司」	指	中國製藥集團有限公司，一家根據公司條例於香港註冊成立之有限公司
「股東特別大會」	指	本公司將於二零零四年五月十四日星期五上午十時四十分假座香港灣仔港灣道18號中環廣場38樓3805室（或本公司於同日同地點上午十時三十分舉行之股東週年大會或其續會結束後）舉行之股東特別大會，大會通告載於本文件第六至第八頁
「最後實際可行日期」	指	二零零四年三月二十六日，為本文件付印前之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「購回建議」	指	授予董事一般授權之建議，以行使本公司權力，在購回決議案所述期間內購回最多達於購回決議案通過當日本公司已發行股本10%之股份
「購回決議案」	指	股東特別大會通告所載第1項決議案所述擬提呈之普通決議案
「股份」	指	本公司股本中每股面值0.10港元之股份
「購回股份規則」	指	管制以聯交所作為其第一上市地位之公司於聯交所購回其證券之上市規則之有關規則

釋　義

「股份購回守則」	指	香港公司購回股份守則
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	港元，香港之法定貨幣

中國製藥集團有限公司
China Pharmaceutical
Group Limited

（於香港註冊成立之有限公司）

執行董事：
蔡東晨（主席）
丁二剛
馮振英
曲繼廣
魏福民
岳進

獨立非執行董事：
郭世昌
霍振興
李嘉士
齊謀甲

註冊辦事處：
香港
灣仔
港灣道18號
中環廣場
38樓
3805室

敬啟者：

有關購回股份
及發行股份
之一般授權之建議

購回股份之一般授權

本公司於二零零三年四月二十四日舉行之股東特別大會上，董事會獲授予一項一般授權，可行使本公司之權力購回股份。一俟即將舉行之本公司股東週年大會結束，上述授權便告失效。董事會擬尋求　閣下批准將於股東特別大會提呈之購回決議案。一份按照購回股份規則需提供有關購回建議所需資料之說明函件載於本文件之附錄內。

發行股份之一般授權

於股東特別大會上亦將會提呈兩項普通決議案，分別授予董事會一般授權以配發、發行及處理不超過本公司於決議案獲通過當日已發行股本20%之股份，並擴大所授予董事會之該項授

權，方式為在授予購回最多達本公司於購回決議案獲通過當日已發行股本之 10% 股份之一般授權後，將所購回之股份加入該項授權內。

股東特別大會

本文件第六至八頁載有召開股東特別大會之通告，在該大會上將提呈以下普通決議案：

- 授予董事會一般授權，以行使本公司全部權力，在聯交所購回最多達購回決議案獲通過當日本公司已發行股本 10% 之股份；
- 授予董事會一般授權，以批准董事會配發、發行及處理股份，而發行股份之面值總額不超過於該決議案獲通過當日本公司已發行股本面值總額 20% 之股份； 及
- 擴大行將授予董事會以配發、發行及處理額外股份之一般授權，方式為在授予一般授權後，將根據購回建議購回之股份數目加入該項授權內。

應採取之行動

本文件隨附適用於股東特別大會之代表委任表格。 閣下無論是否出席股東特別大會，敬請填妥代表委任表格，並於股東特別大會或其任何續會指定舉行時間四十八小時前送交本公司之註冊辦事處，地址為香港灣仔港灣道 18 號中環廣場 38 樓 3805 室。填妥及交回代表委任表格後，股東仍可親身出席股東特別大會並於會上投票。

推薦意見

董事會認為上述各項於股東特別大會提呈之決議案均符合本公司及其股東之最佳利益。因此，董事會建議全體股東投票贊成股東特別大會通告所載之決議案。

此致

列位股東　台照

承董事會命
主席
蔡東晨

香港，二零零四年三月三十日

本附錄為購回股份規則所規定之說明函件，向　閣下提供必需之資料，以便考慮批准購回最多達於購回決議案獲通過當日本公司已發行股本 10% 之股份。

本附錄亦構成公司條例第 49BA(3) 條所規定所載之備忘。

1. 股本

於最後實際可行日期，本公司之已發行股本為 1,538,124,661 股股份。

在購回決議案獲通過之規限下，按在股東特別大會舉行前並無再進一步發行或購回股份，則本公司根據購回決議案獲准購回最多 153,812,466 股股份，即分別不超過最後實際可行日期本公司已發行股本 10%。

2. 購回之理由

董事會相信，購回建議符合本公司以及其股東之最佳利益。此項購回或會提高本公司每股之淨資產及／或盈利；惟須視乎當時之市場情況或資金安排而定，並僅於董事會認為該購回將有利於本公司及其股東之情況下進行。

3. 用以購回之資金

本公司在購回股份時，用於購回之資金必須依照本公司之公司組織章程大綱及細則與公司條例規定可作此用途之資金中撥支。公司條例規定，於購回股份時須予償還之股本必須在公司條例准許之情況下，由本公司可供分派之溢利及／或就購回股份而發行新股份所得款額中支付。

在建議之購回期間內若全面行使購回建議，可能會對本公司之營運資金或資本負債比率造成不利影響（對照截至二零零三年十二月三十一日止年度年報內之經審核賬目所披露之情況）。然而，董事會不擬行使購回建議，以致董事會認為本公司宜俱備之營運資金或資本負債比率會因此而受到重大不利影響。

4. 股份價格

於最後實際可行日期前十二個月，股份在聯交所之每月最高及最低成交價如下：

	股份	
	最高價	最低價
	港元	港元
二零零三年		
三月	2.175	1.820
四月	2.475	1.940
五月	2.700	1.990
六月	3.200	2.500
七月	3.050	2.425
八月	3.100	2.600
九月	2.900	2.275
十月	2.825	2.375
十一月	2.650	2.325
十二月	2.625	2.375
二零零四年		
一月	2.800	2.450
二月	2.900	2.675
三月（截至最後實際可行日期）	3.025	2.475

5. 承諾

董事會已向聯交所作出承諾，在行使本公司權力進行購回事宜時，只要有關規則及法例適用，彼等將根據購回決議案及按照上市規則及香港適用法例進行。

目前並無任何董事或（於作出一切合理查詢後據彼等所知）其聯繫人士有意於股東批准購回建議後，出售任何股份予本公司或其附屬公司。

本公司並無接獲關連人士（按上市規則之定義）通知，彼等目前有意在本公司獲股東批准購回建議後，出售股份予本公司或其附屬公司，或已承諾不會向本公司或其附屬公司出售股份。

6. 收購守則

倘按照購回建議行使權力購回股份時，一位股東在本公司之投票權所佔權益比例因此而增加，就收購守則第32條而言，該項增加將作為一項收購處理。因此，任何一位股東或一致行動之多位股東可能會獲得或鞏固其於本公司之控制權，並須遵照收購守則第26及32條提出強制收購建議。

於最後實際可行日期，石家莊製藥集團有限公司連同其聯繫人士實益擁有783,316,161股股份之權益，佔本公司已發行股本50.93%。根據該持股量及倘若董事會根據購回授權行使全部權力購回股份，石家莊製藥集團有限公司連同其聯繫人士於本公司之持股量將增加至本公司已發行股本約56.59%。據董事會所知，根據購回建議進行之任何回購股份事宜不會引起收購守則下之任何責任。倘購回股份會導致公眾人士之持股量降至低於25%，則本公司不可購回股份。

7. 本公司進行之股份購回事宜

在最後實際可行日期前六個月內，本公司並無在聯交所或其他地方購回任何股份。

股東特別大會通告

中國製藥集團有限公司
China Pharmaceutical
Group Limited
（於香港註冊成立之有限公司）

茲通告本公司謹訂於二零零四年五月十四日星期五上午十時四十分假座香港灣仔港灣道18號中環廣場38樓3805室（或本公司於同日同地點上午十時三十分舉行之股東週年大會或其續會結束後）舉行股東特別大會，藉以考慮並酌情通過下列將提呈為本公司普通決議案之決議案：

普通決議案

1. **「動議：**

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司所有權力，在香港聯合交易所有限公司（「聯交所」）或本公司之證券可能上市並獲證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所，按照所有適用法例及聯交所證券上市規則或任何其他證券交易所不時修訂之規定，購回本公司股本中每股面值0.10港元之股份；

(b) 本公司董事會依據上文(a)段所述批准購回之本公司股份面值總額不得超過本公司於本決議案獲通過當日已發行股本面值總額10%，而上述批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例或本公司之組織章程細則規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日。」

2. 「動議：

(a) 在下文(c)段之規限下，根據公司條例第57B條，一般及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司所有權力，以配發、發行及處理本公司股本中每股面值0.10港元之額外股份，並作出或授予需要或可能需要行使該項權力之售股建議、協議及購股權（包括可轉換本公司股份之公司債券、認股權證及債券）；

(b) 上文(a)段之批准授權本公司董事會於有關期間（定義見下文）內作出或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議及購股權（包括可轉換本公司股份之公司債券、認股權證及債券）；

(c) 本公司董事會依據上文(a)段之批准配發或有條件或無條件同意配發（不論是否依據購股權或其他原因配發）及發行之股本面值總額（但不包括(i)配售新股（定義見下文）；(ii)根據本公司任何認股權證或任何可轉換為本公司股份之任何證券之條款所附認購權或換股權獲行使而發行股份；(iii)根據本公司不時之組織章程細則以股代息發行股份；或(iv)根據任何已採納授出或發行本公司股份或可認購本公司股份之任何購股權計劃或類似安排而發行股份），不得超過於本決議案獲通過當日本公司已發行股本面值總額之20%，而上述批准亦須受此數額限制；及

(d) 就本決議案而言，

「有關期間」指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例或本公司之組織章程細則規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日；及

「配售新股」乃指於本公司董事會於所定期間內，向於指定記錄日期在名冊之本公司股份持有人按彼等當時之持股比例提呈發售股份之建議（惟本公司董事會有權就零碎股權或香港以外地區適用於本公司之法例所定之限制或責任，或任何認可監管機關或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排）。」

3. 「動議待召開本大會之通告所載之第 1 及第 2 項決議案獲通過後，藉加入相當於本公司根據召開本大會之通告所載之第 1 項決議案授出之授權而購回之本公司股本中之股份面值總額之數額，以擴大根據召開本大會之通告所載之第 2 項決議案授予本公司董事會配發、發行及處理額外股份之一般授權，惟該購回之數額不得超過於上述決議案獲通過當日本公司之已發行股本面值總額之 10%。」

承董事會命
主席
蔡東晨

香港，二零零四年三月三十日

附註：

1. 凡有權出席上述大會及於會上投票之股東，均有權委任一名或多名代表代其出席，並於投票表決時代其投票。受委代表毋須為本公司之股東。

2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件之副本，最遲須於大會或其任何續會舉行時間四十八小時前送達本公司之註冊辦事處，地址為香港灣仔港灣道 18 號中環廣場 38 樓 3805 室，方為有效。

中國製藥集團有限公司
China Pharmaceutical
Group Limited

INTERIM REPORT 2003

INTERIM FINANCIAL REPORT

Condensed Consolidated Income Statement

For the six months ended June 30, 2003

		For the six months ended June 30,	
		2003	2002
		HK$'000	HK$'000
	Notes	**(Unaudited)**	(Unaudited)
Turnover		**1,360,282**	705,193
Cost of sales		**(776,210)**	(510,690)
Gross profit		**584,072**	194,503
Other operating income		**5,397**	8,883
Distribution costs		**(44,684)**	(12,110)
Administrative expenses		**(101,015)**	(58,587)
Other operating expenses		**(6,249)**	(2,070)
Profit from operations	4	**437,521**	130,619
Finance costs		**(14,575)**	(12,725)
Share of profit of a jointly controlled entity		**3,050**	4,081
Profit before taxation		**425,996**	121,975
Income tax expense	5	**(65,356)**	(19,789)
Profit before minority interests		**360,640**	102,186
Minority interests		**(1,279)**	(1,025)
Profit attributable to shareholders		**359,361**	101,161
Earnings per share	7		
Basic		**23.92 cents**	8.12 cents
Diluted		**23.43 cents**	8.00 cents

Condensed Consolidated Balance Sheet
At June 30, 2003

	Notes	**6.30.2003 HK$'000 (Unaudited)**	12.31.2002 HK$'000 (Audited)
Non-current assets			
Property, plant and equipment	8	**1,523,341**	1,545,409
Intangible assets	9	**81,294**	83,490
Goodwill		**58,750**	60,296
Investment in a jointly controlled entity		**23,119**	20,809
Loan receivable		**2,245**	2,245
		1,688,749	1,712,249
Current assets			
Inventories		**302,798**	274,936
Trade and other receivables	10	**497,858**	421,582
Notes receivable		**147,357**	120,712
Loan receivable		**795**	795
Trade receivables due from related companies		**33,311**	91,046
Amount due from a jointly controlled entity		**6,472**	3,203
Bank balances and cash		**372,591**	324,274
		1,361,182	1,236,548
Current liabilities			
Trade and other payables	11	**471,082**	502,033
Notes payable		**84,191**	–
Taxation payable		**30,624**	16,095
Bank loans – due within one year	12	**342,777**	543,338
		928,674	1,061,466
Net current assets		**432,508**	175,082
Total assets less current liabilities		**2,121,257**	1,887,331
Minority interests		**8,855**	9,809
Non-current liabilities			
Bank loans – due after one year	12	**50,040**	84,385
		2,062,362	1,793,137
Capital and reserves			
Share capital	13	**150,221**	150,221
Reserves		**1,912,141**	1,642,916
		2,062,362	1,793,137

Condensed Consolidated Statement of Changes in Equity

For the six months ended June 30, 2003

	Share capital HK$'000 (Note 13)	Share premium HK$'000	Goodwill reserve HK$'000	Translation reserve HK$'000	Non-distributable reserves HK$'000	Accumulated profits HK$'000	Total HK$'000
At January 1, 2002	124,045	836,292	(167,254)	2,692	92,936	432,931	1,321,642
Exercise of share options	4,265	23,084	-	-	-	-	27,349
Share issue expenses	-	(71)	-	-	-	-	(71)
Transfers, net of minority interests' share	-	-	-	-	41,534	(41,534)	-
Profit attributable to shareholders	-	-	-	-	-	101,161	101,161
Dividend paid (note 6)	-	-	-	-	-	(44,656)	(44,656)
At June 30, 2002	128,310	859,305	(167,254)	2,692	134,470	447,902	1,405,425
Issue of shares on acquisition of a subsidiary	21,911	238,832	-	-	-	-	260,743
Share issue expenses	-	(12)	-	-	-	-	(12)
Transfers, net of minority interests' share	-	-	-	-	3,205	(3,205)	-
Profit attributable to shareholders	-	-	-	-	-	126,981	126,981
At December 31, 2002	150,221	1,098,125	(167,254)	2,692	137,675	571,678	1,793,137
Transfers, net of minority interests' share	-	-	-	-	29,109	(29,109)	-
Profit attributable to shareholders	-	-	-	-	-	359,361	359,361
Dividend paid (note 6)	-	-	-	-	-	(90,136)	(90,136)
At June 30, 2003	150,221	1,098,125	(167,254)	2,692	166,784	811,794	2,062,362
Attributed to:							
- The Company and subsidiaries	150,221	1,098,125	(160,130)	2,585	163,279	788,233	2,042,313
- Jointly controlled entity	-	-	(7,124)	107	3,505	23,561	20,049
	150,221	1,098,125	(167,254)	2,692	166,784	811,794	2,062,362

Note: The non-distributable reserves represent statutory reserves appropriated from the profit after taxation of the Company's PRC subsidiaries and jointly controlled entity under the PRC laws and regulations.

Condensed Consolidated Cash Flow Statement

For the six months ended June 30, 2003

	For the six months ended June 30,	
	2003	2002
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Net cash from operating activities	**427,921**	158,478
Net cash used in investing activities	**(54,562)**	(91,428)
Net cash (used in) from financing activities	**(325,042)**	10,323
Net increase in cash and cash equivalents	**48,317**	77,373
Cash and cash equivalents brought forward	**324,274**	179,778
Cash and cash equivalents carried forward		
Bank balances and cash	**372,591**	257,151

Notes to the Condensed Financial Statements

For the six months ended June 30, 2003

1. Basis of preparation

The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the applicable disclosure requirements set out in Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

2. Principal accounting policies

The condensed financial statements have been prepared under the historical cost convention.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2002 except as described below.

Income taxes

In the current period, the Group has adopted SSAP 12 (Revised) "Income Taxes". The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statements liability method, i.e. a liability was recognised in respect of timing differences arising, except where those

timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively.

The adoption of SSAP 12 (Revised) has had no material effect on the results for the current or prior accounting periods and, accordingly, no prior period adjustment is required.

3. Segment information

Business segments

The Group reports its primary segment information by products which are bulk drugs, including penicillin series, cephalosporin series and vitamin C series, finished drugs and others. Segment information about these products is presented below:

For the six months ended June 30, 2003

	Bulk Drugs						
	Penicillin series HK$'000	Cephalosporin series HK$'000	Vitamin C series HK$'000	Finished Drugs HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
TURNOVER							
External sales	306,319	261,884	424,688	366,198	1,193	-	1,360,282
Inter-segment sales	102,657	52,074	-	-	-	(154,731)	-
TOTAL TURNOVER	408,976	313,958	424,688	366,198	1,193	(154,731)	1,360,282
SEGMENT RESULT	86,821	53,650	244,959	57,743	79		443,252
Unallocated corporate expenses							(5,731)
Profit from operations							437,521
Finance costs							(14,575)
Share of profit of a jointly controlled entity							3,050
Profit before taxation							425,996
Income tax expense							(65,356)
Profit before minority interests							360,640
Minority interests							(1,279)
Profit attributable to shareholders							359,361

Inter-segment sales are charged at prevailing market rates.

For the six months ended June 30, 2002

	Bulk Drugs						
	Penicillin series HK$'000	Cephalosporin series HK$'000	Vitamin C series HK$'000	Finished Drugs HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
TURNOVER							
External sales	273,713	268,996	159,040	-	3,444	-	705,193
Inter-segment sales	-	-	-	-	-	-	-
TOTAL TURNOVER	273,713	268,996	159,040	-	3,444	-	705,193
SEGMENT RESULT	60,594	62,307	14,322	-	(219)		137,004
Unallocated corporate expenses							(6,385)
Profit from operations							130,619
Finance costs							(12,725)
Share of profit of a jointly controlled entity							4,081
Profit before taxation							121,975
Income tax expense							(19,789)
Profit before minority interests							102,186
Minority interests							(1,025)
Profit attributable to shareholders							101,161

Inter-segment sales are charged at prevailing market rates.

Geographical segments

Segment information about the Group's operations by geographical market is presented below:

	For the six months ended June 30, 2003 HK$'000	2002 HK$'000
The People's Republic of China (the "PRC")	**974,236**	543,060
Asia other than the PRC	**146,873**	54,792
Europe	**96,655**	52,577
America	**91,108**	44,546
Others	**51,410**	10,218
	1,360,282	705,193

Contribution to profit by geographical market has not been presented as the contributions to profit from each market is in line with the overall Group ratio of profit to turnover.

Analysis of carrying amounts of segment assets and capital expenditure are not presented as over 90% of the amounts involved are in PRC.

4. Profit from operations

	For the six months ended June 30,	
	2003	2002
	HK$'000	HK$'000
Profit from operations has been arrived at after charging (crediting):		
Allowance for bad and doubtful debts	**–**	5,450
Amortisation of intangible assets included in administrative expenses	**6,873**	7,566
Amortisation of goodwill included in administrative expenses	**1,546**	–
Depreciation and amortisation	**63,111**	47,359
Research and development expenses	**586**	–
Bank interest income	**(774)**	(480)

5. Income tax expense

	For the six months ended June 30,	
	2003	2002
	HK$'000	HK$'000
The charge comprises:		
PRC income tax	**64,616**	19,265
Share of taxation of a jointly controlled entity	**740**	524
	65,356	19,789

No Hong Kong Profits Tax is payable by the Company or its Hong Kong subsidiaries since they had no assessable profit for the period.

Pursuant to the relevant laws and regulations in the PRC, the Group's PRC subsidiaries are entitled to an exemption from PRC income tax for the two years starting from their first profit-making year, followed by a 50% reduction for the next three years. The taxation charge for the period represents provision for PRC taxation which has taken into account of these tax incentives.

The jointly controlled entity, which was established in the PRC, is also entitled to similar PRC tax relief as the above subsidiaries.

There was no significant unprovided deferred taxation for the period or at the balance sheet date.

6. Dividend

At a meeting on August 12, 2003, the Directors of the Company declared an interim dividend of HK7.0 cents per share for the six months ended June 30, 2003 (2002 interim dividend: Nil). The interim dividend will be payable on September 26, 2003 to shareholders whose names appear on the register of members of the Company on September 5, 2003.

During the current period, a dividend of HK6.0 cents per share (January 1, 2002 to June 30, 2002: HK3.6 cents per share), amounting to a total of HK$90,136,000 (January 1, 2002 to June 30, 2002: HK$44,656,000) was paid to shareholders as the final dividend for the year ended December 31, 2002.

7. Earnings per share

The calculation of the basic and diluted earnings per share for the period is based on the following data:

	For the six months ended June 30,	
	2003	2002
Profit attributable to shareholders	**HK$359,361,000**	HK$101,161,000
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,502,212,661**	1,245,580,163
Effect of dilutive potential ordinary shares in respect of share options	**31,350,946**	19,661,140
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,533,563,607**	1,265,241,303

8. Additions to property, plant and equipment

During the current period, the Group spent approximately HK$36,163,000 (December 31, 2002: HK$303,015,000) on acquisition of property, plant and equipment.

9. Additions to intangible assets

During the current period, the Group spent approximately HK$4,677,000 (December 31, 2002: HK$9,269,000) on acquisition of intangible assets.

10. Trade and other receivables

The Group has a policy of allowing a credit period from 60 days to 90 days to its trade customers. An aged analysis of trade receivables is as follows:

	6.30.2003 HK$'000	12.31.2002 HK$'000
0 to 90 days	**340,895**	279,985
91 to 180 days	**20,746**	26,938
181 to 365 days	**-**	608
	361,641	307,531
Other receivables	**136,217**	114,051
	497,858	421,582

11. Trade and other payables

An aged analysis of trade payables is as follows:

	6.30.2003 HK$'000	12.31.2002 HK$'000
0 to 90 days	**248,841**	297,548
91 to 180 days	**32,208**	34,167
181 to 365 days	**24,614**	27,263
More than 365 days	**2,061**	29,409
	307,724	388,387
Other payables	**163,358**	113,646
	471,082	502,033

12. Bank loans

During the current period, the Group obtained new bank loans in the amount of approximately HK$144,060,000 (December 31, 2002: HK$515,843,000). The loans bear interest at market rates and were used to finance the general operations of the Group.

13. Share capital

	Number of shares	Value HK$'000
Ordinary shares of HK$0.10 each		
Authorised:		
At January 1, 2002	1,500,000,000	150,000
Increase in authorised share capital (note a)	1,500,000,000	150,000
At June 30, 2002, December 31, 2002 and June 30, 2003	3,000,000,000	300,000
Issued and fully paid:		
– balance at January 1, 2002	1,240,447,279	124,045
– exercise of share options (note b)	42,654,000	4,265
At June 30, 2002	1,283,101,279	128,310
– issue of shares in consideration for the acquisition of a subsidiary (note c)	219,111,382	21,911
At December 31, 2002 and June 30, 2003	1,502,212,661	150,221

During the period, the following changes in the authorized and issued share capital of the Company took place:

(a) Pursuant to an ordinary resolution passed at an extraordinary general meeting held on May 27, 2002, the authorised share capital of the Company was increased from HK$150,000,000 to HK$300,000,000 by the creation of an additional 1,500,000,000 ordinary shares of HK$0.10 each in the Company. These shares rank pari passu with the then existing ordinary shares in all respects.

(b) During the period ended June 30, 2002, 22,174,000 and 20,480,000 shares options were exercised at a subscription price of HK$0.67 and HK$0.61 per share, respectively, resulting in the issue of 42,654,000 ordinary shares of HK$0.10 each in the Company.

(c) In April 2002, the Company entered into an agreement with SPG and one of its subsidiaries for the acquisition by the Company of the entire issued share capital of Zhongnuo Pharmaceutical (Shijiazhuang) Co. Ltd. ("Zhongnuo"). The consideration was satisfied by the issue and allotment of 219,111,382 shares of HK$0.10 each in the Company to SPG (the "Consideration Shares"). The investment cost in Zhongnuo as stated in the financial statements amounted to approximately HK$260.7 million as the Consideration Shares was accounted for by using the market price of HK$1.19 per share on the completion date of the acquisition.

All the ordinary shares issued during the period ranked pari passu with the then existing ordinary shares in all respects.

14. Acquisition of a subsidiary

On February 19, 2003, the Group acquired entire issued share capital of Shijiazhuang Pharmaceutical Group Pharmaceutical Technology Development Company Limited for a consideration of approximately HK$17,250,000 which was satisfied by the Group's internal resources.

	HK$'000
Net assets acquired:	
Property, plant and equipment	12,290
Other receivables	6,001
Inventories	6,179
Bank balances and cash	1,858
Other payables	(9,078)
	17,250
Satisfied by:	
Cash paid on acquisition	17,250
Bank balances and cash acquired	1,858
Cash paid on acquisition	(17,250)
Net outflow of cash and cash equivalents in connection with the acquisition of a subsidiary	(15,392)

The subsidiary acquired during the period ended June 30, 2003 did not have a material contribution to the net cash flows and results of the Group.

15. Capital commitments

At the balance sheet date, the Group had the following capital commitments:

	6.30.2003 HK$'000	12.31.2002 HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment	**128,884**	62,309

16. Pledge of assets

At the balance sheet date, the Group had pledged all its equity interests in one of its wholly-owned subsidiary, Weisheng Pharmaceutical (Shijiazhuang) Co., Limited, to a bank to secure bank loan granted to the Company.

17. Post balance sheet event

On July 7, 2003, the Group entered into an agreement with Shijiazhuang Municipal Second Pharmaceutical Factory, an associate of SPG, for the acquisition of production facilities including, among others, machinery and equipment for the purpose of manufacture of pharmaceutical preparation products and bulk pharmaceutical products for a consideration of RMB16,292,850 (equivalent to approximately HK$15,400,000). Details of this connected transaction was disclosed in a press announcement dated July 7, 2003.

18. Connected and related party transactions and balances

During the period, the Group had significant transactions and balances with related parties, some of which are also deemed to be connected parties pursuant to the Rules Governing the Listing of Securities on the Stock Exchange. The significant transactions with these companies during the period, and balances with them at the balance sheet date, are as follows:

(I) Connected parties

Name of company	Nature of transactions/ balances	For the six months ended June 30, 2003 HK$'000	2002 HK$'000
SPG Group	Sale of finished goods (note a)	**4,844**	78,149
	Purchase of raw materials (note a)	**19,663**	10,274
	Service charges payable relating to administrative, selling, utility, energy, community, land use rights and other supporting services and facilities (note b)	**2,174**	2,326
	Interest expenses on loan from SPG (note c)	**-**	1,696
	Processing service charges (note d)	**21,515**	-
	Acquisition of a subsidiary (note e)	**17,250**	-
	Guarantee given by SPG (note f)	**150,000**	150,000
		6.30.2003 HK$'000	12.31.2002 HK$'000
	Trade receivables due from the SPG Group	**33,311**	91,046

(II) Related parties, other than connected parties

Name of company	Nature of transactions/ balances	For the six months ended June 30, 2003 HK$'000	2002 HK$'000
Huarong, a jointly controlled entity of the Group	Purchase of raw materials (note g)	**18,973**	18,647
	Provision of utility services by the Group (note h)	**305**	-
		6.30.2003 HK$'000	12.31.2002 HK$'000
	Balance due from (to) Huarong		
	- trade payables	**(4,679)**	(2,804)
	- non-trade receivables (note i)	**11,151**	6,007

Notes:

(a) The transactions were carried out with reference to the market prices.

(b) Pursuant to the service agreements entered into between the Group and the SPG Group, the service fees paid by the Group to the SPG Group for all composite services, other than the provision of utilities, were based on the nature and actual costs incurred by the SPG Group. For the provision of utilities, the service fees paid were based on the actual costs of the utilities incurred by the Group plus 2% as the handling charge.

(c) SPG made a long-term loan advance to a subsidiary of the Group during the year ended December 31, 2001 and which was fully repaid during the year of 2002. The loan carried interest at bank borrowing rate as quoted by the People's Bank of China.

(d) Pursuant to the processing service agreement entered into by the Group and the SPG Group, the Group paid processing service fee to the SPG Group based on the actual costs incurred on the services provided by the SPG Group.

(e) On February 19, 2003, the Company entered into an agreement with SPG and one of its subsidiaries for the acquisition by the Company of the entire issued share capital of Shijiazhuang Pharmaceutical Group Pharmaceutical Technology Development Company Limited for a consideration of approximately HK$17,250,000 which was satisfied by the Group's internal resources. The acquisition was completed in June 2003. Details of this connected transactions were disclosed in a press announcement dated February 19, 2003.

(f) The guarantee was given by SPG to a bank to secure a bank loan granted to the Company.

(g) The transactions were carried out with reference to the market.

(h) The service fee paid in relation to the provision of utilities were based on the actual costs of the utilities incurred by Huarong.

(i) The amounts are unsecured, interest-free and repayable on demand.

BUSINESSS REVIEW AND PROSPECTS

Results

For the first half of the year, the Group reported a turnover of HK$1,360,282,000 and a profit attributable to shareholders of HK$359,361,000, representing increases of 93% and 255% from those of the same period last year respectively.

For the period under review, vitamin C series was the largest contributor to the growth in profit of the Group. With the acquisition of the production lines for finished drugs last year, the Group's product range has been expanded to include end user products. The finished drug business accounted for more than 25% of the Group's turnover for the period, marking the initial success of our strategy to transform from a bulk pharmaceutical enterprise to one that encompasses both bulk and finished drug businesses.

Penicillin Series

The output of penicillin reached 2,542 tonnes for the period, representing an increase of 41%. In view of the upsurge in the market demand for downstream products of penicillin, the Group increased the output of amoxicillin by 102% to 510 tonnes during the period to cater to market needs. The turnover of the series, after deducting those used in the manufacturing of the Group's finished drugs, increased by 12%, accounting for 23% of the Group's turnover. As a result of further cost reduction, the gross profit margin for the period increased by 6.8 percentage points from that of the same period last year.

7-ACA and Cephalosporin Series

The output of 7-ACA for the period reached 314 tonnes, representing an increase of 52%. After deducting those used in the manufacturing of the Group's finished drugs, the turnover of the series decreased by 3%, accounting for 19% of the Group's turnover.

With the rising medication standard of the people in the PRC, the domestic market of cephalosporin products is achieving rapid growth. Owing to the intensified competition brought by increased output of the Group and other competitors, the gross profit margin of the series was lowered by 1.3 percentage points when compared with that of the same period last year. However, the Group has enlarged its market share.

Vitamin C Series

The output of vitamin C for the period amounted to 7,227 tonnes, representing an increase of 11%. Leveraging a significant price rebound, the turnover of the series increased by 167%, accounting for 31% of the Group's turnover. The gross profit margin of the series increased by 47.2 percentage points from that of the same period last year, making the series the largest contributor to the rapid growth of the Group's results.

Finished Drug Series

Our finished drug business reported a turnover of HK$366,198,000, accounting for 27% of the Group's turnover. Meanwhile, by adjusting the product mix and taking advantage of the lower costs of bulk drugs, the Group achieved a gross profit margin of 28.9% in this business segment for the period, which represented an increase of 2.2 percentage points from that of last year.

Acquisition of Assets

During the period, the Group completed the acquisition of a research and development company from the parent company with a view to enhancing the capability of the Group in developing new drugs. The Group has also been actively seeking opportunities to acquire other pharmaceutical entities with potential in the PRC in order to strengthen the Group's competitive power.

Capital Investment

During the period, the Group initiated the construction of a new vitamin C production line with a capacity of 15,000 tonnes per annum. It is expected that operation of the line will commence in the second quarter of next year. The construction of a production line for butylphthalide has also commenced.

Outlook

1. It is expected that there will be some downward adjustment of the price of vitamin C products in the second half of the year. The Group has, since the beginning of the year, started to adjust its sales strategy. In a bid to maintain a steady revenue stream, the Group has directed its focus to the development of overseas end-user markets and has made efforts to secure long-term contracts with major customers. The Group will also continue to apply new technology to lower its production cost. The Group believes that it will be able to capture a larger market share in the new round of adjustment to the vitamin C market.

2. The Group has been working on quality improvement of its products. While maintaining and enhancing product quality, the Group will actively apply for certain necessary accreditation for its products, with a view to establishing a presence in overseas markets for high-end products and enhancing the gross profit margin of its current products.

FINANCIAL REVIEW

At the interim period end date, the Group's total bank borrowings was HK$393 million, a decrease of HK$235 million as compared to HK$628 million at the last year end date, and the maturity profile spread over a period of two years with HK$343 million repayable within one year and HK$50 million within the second year.

Gearing ratio was 1%, which was calculated on the basis of the Group's net bank borrowings (after deducting bank balances and cash of HK$373 million) over shareholders' funds at the interim period end date.

The majority of the Group's bank borrowings, approximately 75% at the interim period end date, was in Renminbi with the remaining balance in Hong Kong dollars. As the Group derives its revenue mainly in Renminbi, its exposure to foreign exchange rate fluctuations is not significant.

EMPLOYEES

At the interim period end date, the Group has approximately 6,958 employees, the majority of them are employed in the PRC. They are remunerated at market level with benefits such as medical, retirement benefit and share option scheme.

DIRECTORS' INTERESTS IN SECURITIES

(i) As at June 30, 2003, none of the directors or their associates had any personal, family, corporate or other interest in the ordinary shares of the Company (other than the share options mentioned below) as recorded in the register required to be kept under section 352 of the Securities and Futures Ordinance ("SFO").

(ii) A summary of the movements of share options during the period (including the options held by directors) is as follows:

Name	Date of grant	Exercisable period	Exercise price	Number of share options outstanding at 1.1.2003	Lapsed during the period	Number of share options outstanding at 6.30.2003
Cai Dong Chen	3.27.2000	9.28.2000 to 9.27.2003	HK$0.62	10,000,000	–	10,000,000
	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	5,000,000	–	5,000,000
Ding Er Gang	3.27.2000	9.28.2000 to 9.27.2003	HK$0.62	5,000,000	–	5,000,000
	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	3,000,000	–	3,000,000
Qu Ji Guang	2.19.2000	8.20.2000 to 8.19.2003	HK$0.67	1,304,000	–	1,304,000
	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	3,000,000	–	3,000,000
Wei Fu Min	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	4,304,000	–	4,304,000
Yue Jin	2.19.2000	8.20.2000 to 8.19.2003	HK$0.67	1,304,000	–	1,304,000
	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	3,000,000	–	3,000,000

Name	Date of grant	Exercisable period	Exercise price	Number of share options outstanding at 1.1.2003	Lapsed during the period	Number of share options outstanding at 6.30.2003
Liu Yi *(Note 1)*	2.19.2000	8.20.2000 to 8.19.2003	HK$0.67	1,306,000	–	1,306,000
	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	3,000,000	–	3,000,000
Wang Xian Jun *(Note 2)*	3.27.2000	9.8.2000 to 9.27.2003	HK$0.62	5,000,000	5,000,000	–
	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	3,000,000	3,000,000	–
Aggregate total of employees	2.19.2000	8.20.2000 to 8.19.2003	HK$0.67	3,912,000	–	3,912,000
				52,130,000	8,000,000	44,130,000

Notes:

1. Mr. Liu Yi resigned as a director of the Company on June 11, 2003 and the options granted to him previously lapsed on July 11, 2003.
2. Mr. Wang Xian Jun resigned as a director of the Company on December 23, 2002 and the options granted to him previously lapsed on January 23, 2003.
3. No option was granted, exercised or cancelled during the period.

Other than as disclosed above, as at June 30, 2003, none of the directors, the chief executives or their associates had any interests or short position in the securities, underlying shares or debentures of the Company or any of its associated corporations as recorded in the register required to be kept under section 352 of the SFO and none of the directors or their spouses, or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the period.

SUBSTANTIAL SHAREHOLDER

As at June 30, 2003, the following company had interests in the share capital of the Company as recorded in the register required to be kept by the Company under section 336 of the SFO.

Name of shareholder	Number of shares held	Percentage of shareholding as at 6.30.2003
Shijiazhuang Pharmaceutical Group Company Limited ("SPG")	870,166,161 *(Note)*	57.93%

Save as disclosed above, the Company has not been notified of any other interests representing 5% or more of the issued share capital of the Company as at June 30, 2003.

Note: In respect of the 870,166,161 shares, 828,436,399 shares are held by SPG, 25,000,000 shares are held by Mr. Ding Er Gang, an executive director of the Company, as trustee for SPG and 16,729,762 shares are held by China Charmaine Pharmaceutical Company Limited, a wholly-owned subsidiary of SPG.

DISCLOSURE UNDER PRACTICE NOTE 19 TO THE LISTING RULES

Pursuant to a term loan agreement, it will be an event of default under the loan agreement if SPG ceases to own more than 40% of the issued share capital of the Company. The outstanding principal of the term loan at June 30, 2003 was HK$100,010,000 and the last instalment repayment is due on May 21, 2005.

Save as disclosed above, there are no other events which are required to be disclosed by the Company under Practice Note 19 to the Listing Rules.

CORPORATE GOVERNANCE

None of the directors is aware of any information that would reasonably indicate that the Company is not or was not during the six months ended June 30, 2003 in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules. The audit committee of the Company had reviewed with the management and external auditors of the Company the unaudited interim financial report for the six months ended June 30, 2003.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
CAI DONG CHEN
Chairman

Hong Kong, August 12, 2003

中國製藥集團有限公司
China Pharmaceutical
Group Limited

二 零 零 三 年 中 期 報 告

中期財務報告

簡明綜合收益表
截至二零零三年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零三年 千港元 （未經審核）	二零零二年 千港元 （未經審核）
營業額		**1,360,282**	705,193
銷售成本		**(776,210)**	(510,690)
毛利		**584,072**	194,503
其他經營收入		**5,397**	8,883
分銷成本		**(44,684)**	(12,110)
行政開支		**(101,015)**	(58,587)
其他經營開支		**(6,249)**	(2,070)
經營溢利	4	**437,521**	130,619
財務費用		**(14,575)**	(12,725)
應佔合營企業溢利		**3,050**	4,081
除稅前溢利		**425,996**	121,975
所得稅開支	5	**(65,356)**	(19,789)
除少數股東權益前溢利		**360,640**	102,186
少數股東權益		**(1,279)**	(1,025)
股東應佔溢利		**359,361**	101,161
每股盈利	7		
基本		**23.92 仙**	8.12 仙
攤薄		**23.43 仙**	8.00 仙

簡明綜合資產負債表

於二零零三年六月三十日

	附註	二零零三年六月三十日 千港元 (未經審核)	二零零二年十二月三十一日 千港元 (經審核)
非流動資產			
物業、機器及設備	8	**1,523,341**	1,545,409
無形資產	9	**81,294**	83,490
商譽		**58,750**	60,296
於合營企業之投資		**23,119**	20,809
應收貸款		**2,245**	2,245
		1,688,749	1,712,249
流動資產			
存貨		**302,798**	274,936
應收貿易賬款及其他款項	10	**497,858**	421,582
應收票據		**147,357**	120,712
應收貸款		**795**	795
應收關聯公司貿易款項		**33,311**	91,046
應收合營企業款項		**6,472**	3,203
銀行結存及現金		**372,591**	324,274
		1,361,182	1,236,548
流動負債			
應付貿易賬款及其他款項	11	**471,082**	502,033
應付票據		**84,191**	–
應付稅項		**30,624**	16,095
銀行貸款 — 一年內到期	12	**342,777**	543,338
		928,674	1,061,466
淨流動資產		**432,508**	175,082
總資產減流動負債		**2,121,257**	1,887,331
少數股東權益		**8,855**	9,809
非流動負債			
銀行貸款 — 一年後到期	12	**50,040**	84,385
		2,062,362	1,793,137
資本及儲備			
股本	13	**150,221**	150,221
儲備		**1,912,141**	1,642,916
		2,062,362	1,793,137

簡明綜合股本權益變動報表
截至二零零三年六月三十日止六個月

	股本 千港元 (附註13)	股份溢價 千港元	商譽儲備 千港元	滙兌儲備 千港元	非分派儲備 千港元	累計溢利 千港元	總額 千港元
於二零零二年一月一日	124,045	836,292	(167,254)	2,692	92,936	432,931	1,321,642
行使購股期權	4,265	23,084	–	–	–	–	27,349
股份發行費用	–	(71)	–	–	–	–	(71)
轉讓(扣除少數股東權益後)	–	–	–	–	41,534	(41,534)	–
股東應佔溢利	–	–	–	–	–	101,161	101,161
已付股息(附註6)	–	–	–	–	–	(44,656)	(44,656)
於二零零二年六月三十日	128,310	859,305	(167,254)	2,692	134,470	447,902	1,405,425
因收購附屬公司而發行股份	21,911	238,832	–	–	–	–	260,743
股份發行費用	–	(12)	–	–	–	–	(12)
轉讓(扣除少數股東權益後)	–	–	–	–	3,205	(3,205)	–
股東應佔溢利	–	–	–	–	–	126,981	126,981
於二零零二年十二月三十一日	150,221	1,098,125	(167,254)	2,692	137,675	571,678	1,793,137
轉讓(扣除少數股東權益後)	–	–	–	–	29,109	(29,109)	–
股東應佔溢利	–	–	–	–	–	359,361	359,361
已付股息(附註6)	–	–	–	–	–	(90,136)	(90,136)
於二零零三年六月三十日	150,221	1,098,125	(167,254)	2,692	166,784	811,794	2,062,362
下列公司應佔之儲備:							
– 本公司及附屬公司	150,221	1,098,125	(160,130)	2,585	163,279	788,233	2,042,313
– 合營企業	–	–	(7,124)	107	3,505	23,561	20,049
	150,221	1,098,125	(167,254)	2,692	166,784	811,794	2,062,362

附註: 非分派儲備包括根據中國法例及規例須自本公司之中國附屬公司及合營企業之除稅後溢利中調撥之法定儲備。

簡明綜合現金流動表
截至二零零三年六月三十日止六個月

	截至六月三十日止六個月	
	二零零三年 千港元 （未經審核）	二零零二年 千港元 （未經審核）
來自經營業務之現金淨額	**427,921**	158,478
投資業務所用之現金淨額	**(54,562)**	(91,428)
（用於）來自融資之現金淨額	**(325,042)**	10,323
現金及現金等值增加淨額	**48,317**	77,373
期初之現金及現金等值	**324,274**	179,778
期終之現金及現金等值 銀行結存及現金	**372,591**	257,151

簡明財務報表附註
截至二零零三年六月三十日止六個月

1. 編製基準

簡明財務報表乃根據香港會計師公會頒佈之會計實務準則（「會計實務準則」）第25條「中期財務報告」及香港聯合交易所有限公司證券上市規則（「上市規則」）附錄16所載之適用披露規定而編製。

2. 主要會計政策

簡明財務報表乃根據歷史成本編製。

除下文所述者外，所採納之會計政策與編製本集團截至二零零二年十二月三十一日止年度之年度財務報表所用者一致。

所得稅

於本期間，本集團已採納會計實務準則第12條（經修訂）「所得稅」。實施會計實務準則第12條（經修訂）主要影響遞延稅項。於過往年度，本公司採用收益表負債法就部份遞延稅項作出撥備，即是就產生之時差確認負債，除非預期有關時

差不會於可見將來撥回。會計實務準則第12條（經修訂）規定採用資產負債表負債法，據此，除有限之特殊情況下，遞延稅項會於資產及負債於財務報表之賬面值與計算應課稅溢利所用之有關稅基之一切暫時性差異產生時確認。由於會計實務準則第12條（經修訂）並無訂有任何特定過渡性規定，該新會計政策經已追溯運用。

採納會計實務準則第12條（經修訂）對本期間或過往之會計期間之業績並無重大影響，因此毋須作出前期調整。

3. 分類資料

按業務劃分

本集團呈報之基本分類資料以產品劃分，即原料藥（包括青霉素系列、頭孢菌素系列及維生素C系列）、成藥及其他產品。此等產品之分類資料呈列如下：

截至二零零三年六月三十日止六個月

	原料藥						
	青霉素系列 千港元	頭孢菌素系列 千港元	維生素C系列 千港元	成藥 千港元	其他 千港元	對銷 千港元	綜合 千港元
營業額							
對外銷售	306,319	261,884	424,688	366,198	1,193	–	1,360,282
類別間銷售	102,657	52,074	–	–	–	(154,731)	–
營業總額	408,976	313,958	424,688	366,198	1,193	(154,731)	1,360,282
分類業績	86,821	53,650	244,959	57,743	79		443,252
未分配之公司支出							(5,731)
經營溢利							437,521
財務費用							(14,575)
應佔合營企業溢利							3,050
除稅前溢利							425,996
所得稅開支							(65,356)
未計少數股東權益前溢利							360,640
少數股東權益							(1,279)
股東應佔溢利							359,361

類別間銷售乃按市場價格釐定。

截至二零零二年六月三十日止六個月

	原料藥						
	青霉素系列 千港元	頭孢菌素系列 千港元	維生素C系列 千港元	成藥 千港元	其他 千港元	對銷 千港元	綜合 千港元
營業額							
對外銷售	273,713	268,996	159,040	–	3,444	–	705,193
類別間銷售	–	–	–	–	–	–	–
營業總額	273,713	268,996	159,040	–	3,444	–	705,193
分類業績	60,594	62,307	14,322	–	(219)		137,004
未分配之公司支出							(6,385)
經營溢利							130,619
財務費用							(12,725)
應佔合營企業溢利							4,081
除稅前溢利							121,975
所得稅開支							(19,789)
未計少數股東權益前溢利							102,186
少數股東權益							(1,025)
股東應佔溢利							101,161

類別間銷售乃按市場價格釐定。

按地域劃分

本集團業務按地區市場劃分之資料呈列如下：

	截至六月三十日止六個月 二零零三年 千港元	二零零二年 千港元
中華人民共和國(「中國」)	**974,236**	543,060
亞洲(不包括中國)	**146,873**	54,792
歐洲	**96,655**	52,577
美洲	**91,108**	44,546
其他地區	**51,410**	10,218
	1,360,282	705,193

由於從各地區市場所得之溢利與集團整體之溢利與營業額比率相符，故無呈列按地區市場劃分之所得溢利。

由於分類資產及資本開支賬面值之 90% 以上位於中國或於中國產生，故無呈列該等數額之分析。

4. 經營溢利

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
經營溢利已經扣除（計入）：		
呆壞賬撥備	**–**	5,450
計入行政開支之無形資產攤銷	**6,873**	7,566
計入行政開支之商譽攤銷	**1,546**	–
折舊及攤銷	**63,111**	47,359
研究及開發成本	**586**	–
銀行利息收入	**(774)**	(480)

5. 所得稅開支

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
稅項包括:		
中國所得稅	**64,616**	19,265
應佔合營企業稅項	**740**	524
	65,356	19,789

由於本公司或其香港附屬公司於期內並無應課稅溢利，故毋須繳納香港利得稅。

根據適用之中國法例及規例，本集團之中國附屬公司自首個獲利年度起獲豁免繳交兩年之中國所得稅，另於其後三年可獲減免 50%。本期間之稅項支出乃就中國稅項作出之準備，並已計及此等稅務優惠。

在中國成立之合營企業亦如上述附屬公司享有類似之中國稅務減免。

於本期內或於結算日，概無任何尚未撥備之重大遞延稅項。

6. 股息

於二零零三年八月十二日舉行之會議上，本公司董事會宣派截至二零零三年六月三十日止六個月之中期股息每股7.0港仙（二零零二年中期股息：無）。中期股息將於二零零三年九月二十六日向於二零零三年九月五日名列本公司股東名冊之股東支付。

於本期間，本公司向股東支付每股6.0港仙之股息（二零零二年一月一日至二零零二年六月三十日：每股3.6港仙），乃截至二零零二年十二月三十一日止年度之末期股息，所支付之末期股息合共90,136,000港元（二零零二年一月一日至二零零二年六月三十日：44,656,000港元）。

7. 每股盈利

期內之每股基本及攤薄盈利乃根據以下數字計算：

	截至六月三十日止六個月	
	二零零三年	二零零二年
股東應佔溢利	**359,361,000港元**	101,161,000港元
計算每股基本盈利所用之普通股加權平均數	**1,502,212,661**	1,245,580,163
有關購股期權對普通股之潛在攤薄影響	**31,350,946**	19,661,140
計算每股攤薄盈利所用之普通股加權平均數	**1,533,563,607**	1,265,241,303

8. 添置物業、機器及設備

於本期間，本集團動用約36,163,000港元（二零零二年十二月三十一日：303,015,000港元）購入物業、機器及設備。

9. 添置無形資產

於本期間，本集團動用約4,677,000港元（二零零二年十二月三十一日：9,269,000港元）購入無形資產。

10. 應收貿易賬項及其他款項

本集團向其貿易客戶提供60日至90日之信貸期。應收貿易賬項之賬齡分析如下:

	二零零三年六月三十日 千港元	二零零二年十二月三十一日 千港元
0至90日	**340,895**	279,985
91至180日	**20,746**	26,938
181至365日	**–**	608
	361,641	307,531
其他應收款項	**136,217**	114,051
	497,858	421,582

11. 應付貿易賬項及其他款項

應付貿易賬項之賬齡分析如下:

	二零零三年六月三十日 千港元	二零零二年十二月三十一日 千港元
0至90日	**248,841**	297,548
91至180日	**32,208**	34,167
181至365日	**24,614**	27,263
365日以上	**2,061**	29,409
	307,724	388,387
其他應付款項	**163,358**	113,646
	471,082	502,033

12. 銀行貸款

於本期間，本集團取得新借銀行貸款約144,060,000港元(二零零二年十二月三十一日: 515,843,000港元)。該等貸款按市場利率計息，用作本集團一般營運資金。

13. 股本

	股份數目	價值 千港元
每股面值 0.10 港元之普通股		
法定：		
於二零零二年一月一日	1,500,000,000	150,000
法定股本增加（附註 a）	1,500,000,000	150,000
於二零零二年六月三十日、二零零二年十二月三十一日及二零零三年六月三十日	3,000,000,000	300,000
已發行及繳足：		
– 於二零零二年一月一日之結餘	1,240,447,279	124,045
– 行使購股期權（附註 b）	42,654,000	4,265
於二零零二年六月三十日	1,283,101,279	128,310
– 發行股份作為購入附屬公司之代價（附註 c）	219,111,382	21,911
於二零零二年十二月三十一日及二零零三年六月三十日	1,502,212,661	150,221

期內，本公司之法定及已發行股本有下列變動：

(a) 根據於二零零二年五月二十七日舉行之股東特別大會上通過之普通決議案，藉額外增設 1,500,000,000 股本公司每股面值 0.10 港元之普通股，本公司之法定股本由 150,000,000 港元增至 300,000,000 港元。

(b) 截至二零零二年六月三十日止期間內，22,174,000 份及 20,480,000 份購股期權分別按每股認購價 0.67 港元及 0.61 港元行使，導致發行 42,654,000 股本公司每股面值 0.10 港元之普通股。

(c) 於二零零二年四月，本公司與石藥公司及其一間附屬公司就本公司收購中諾藥業（石家莊）有限公司（「中諾」）之全部已發行股本訂立協議。代價乃以向石藥公司發行及配發 219,111,382 股本公司每股面值 0.10 港元之股份（「代價股份」）支付。由於代價股份乃按收購完成日期每股股份 1.19 港元之市價計值，故財務報表所列於中諾之投資成本約為 260,700,000 港元。

於期內發行之所有普通股與當時之現有普通股在各方面享有同等權利。

14. 購入附屬公司

於二零零三年二月十九日，本集團購入石家莊製藥集團製藥技術開發有限公司之全部已發行股本，代價約為 17,250,000 港元，以本集團之內部資源撥付。

	千港元
購入資產淨值:	
物業、機器及設備	12,290
其他應收款項	6,001
存貨	6,179
銀行結存及現金	1,858
其他應付款項	(9,078)
	17,250
支付方式:	
收購時支付之現金	17,250
購入銀行結存及現金	1,858
收購時支付之現金	(17,250)
有關購入附屬公司之現金及現金等值流出淨額	(15,392)

於截至二零零三年六月三十日止期間購入之附屬公司對本集團之現金流量淨額及業績貢獻不大。

15. 資本承擔

於結算日，本集團之資本承擔如下:

	二零零三年六月三十日 千港元	二零零二年十二月三十一日 千港元
有關購入物業、機器及設備之已簽約但未在財務報表中撥備之資本開支	**128,884**	62,309

16. 資產抵押

於結算日，本集團將其一間全資附屬公司維生藥業（石家莊）有限公司之全部股權抵押予一間銀行，作為本公司獲批之銀行貸款之抵押。

17. 結算日後事項

於二零零三年七月七日，本集團與石藥公司之聯繫人士石家莊市第二製藥廠訂立協議，收購生產製劑產品及原料藥產品之生產設施（其中包括機器及設備），代價為人民幣 16,292,850 元（相當於約 15,400,000 港元）。該項關連交易之詳情於二零零三年七月七日發出之報章公佈內披露。

18. 關連與關聯人士之交易及結餘

於期內，本集團與關聯人士（根據聯交所證券上市規則，若干關聯人士亦被視為關連人士）有重大交易及結餘。期內與該等公司之重大交易，以及於結算日與該等公司之結餘如下：

(I) 關連人士

公司名稱	交易性質／結餘	截至六月三十日止六個月 二零零三年 千港元	二零零二年 千港元
石藥集團	銷售製成品（附註 a）	**4,844**	78,149
	採購原材料（附註 a）	**19,663**	10,274
	支付有關行政、銷售、水電、能源、社區、土地使用權及其他後勤服務及設施之服務費（附註 b）	**2,174**	2,326
	石藥公司貸款之利息支出（附註 c）	–	1,696
	加工服務費（附註 d）	**21,515**	–
	收購附屬公司（附註 e）	**17,250**	–
	石藥公司提供之擔保（附註 f）	**150,000**	150,000

	二零零三年 六月三十日 千港元	二零零二年 十二月三十一日 千港元
應收石藥集團之貿易賬項	**33,311**	91,046

(II) 關連人士以外之關聯人士

公司名稱	交易性質／結餘	截至六月三十日止六個月 二零零三年 千港元	 二零零二年 千港元
華榮（本集團之合營企業）	採購原材料（附註 g）	**18,973**	18,647
	本集團提供公用服務（附註 h）	**305**	–

		二零零三年 六月三十日 千港元	二零零二年 十二月三十一日 千港元
	應收（付）華榮之結餘		
	– 應付貿易賬項	**(4,679)**	(2,804)
	– 應收非貿易賬項（附註 i）	**11,151**	6,007

附註：

(a) 該等交易乃參照市價而進行。

(b) 根據本集團與石藥集團訂立之服務協議，本集團就所有綜合服務（提供公用服務除外）支付石藥集團之服務費乃根據其性質及石藥集團產生之實際成本計算。就提供公用服務，所支付之服務費乃根據本集團提供公用服務產生之實際成本加2%手續費計算。

(c) 於截至二零零一年十二月三十一日止年度，石藥公司向本集團一間附屬公司提供長期貸款，該項貸款已於二零零二年全數償還。該項貸款乃按中國人民銀行所報之銀行借款利率計算利息。

(d) 根據本集團與石藥集團訂立之加工服務協議，本集團按石藥集團就提供有關服務所產生之實際成本向石藥集團支付加工服務費。

(e) 於二零零三年二月十九日，本公司與石藥公司及其一間附屬公司訂立協議，據此本公司購入石家莊製藥集團製藥技術開發有限公司之全部已發行股本，代價約為17,250,000港元，以本集團之內部資源撥付。該項收購事項於二零零三年六月完成。該項關連交易之詳情已於二零零三年二月十九日發出之報章公佈內披露。

(f) 有關擔保乃由石藥公司就本公司獲批之銀行貸款向銀行提供。

(g) 有關交易乃參考市場水平訂立。

(h) 就提供公用服務而支付之服務費乃根據華榮就提供公用服務所產生之實際成本計算。

(i) 該等款項為無抵押、免息及須按通知償還。

業務回顧及展望

業績

本年度上半年，本集團錄得營業額 1,360,282,000 港元及股東應佔溢利 359,361,000 港元，分別較去年同期增加 93% 及 255%。

於本期，維生素 C 系列對本集團溢利增長的貢獻最大。去年收購的成藥生產線令本集團產品系列擴展至包括終端產品。於本期成藥業務已經在本集團營業額佔有 25% 以上的比重，本集團由原料藥發展為原料與成藥並重的策略初顯成效。

青霉素系列

期內青霉素產量達 2,542 噸，較去年同期增加 41%。因青霉素下游產品的需求迅速增長，為滿足市場的需求，本集團於期內的阿莫西林產量提升至 510 噸，增加 102%。扣除用作生產本集團成藥產品的部份後，本系列的營業額較去年同期增加 12%，佔本集團的營業額 23%。因成本進一步下降，毛利率較去年同期增長 6.8 個百分點。

7-ACA 及頭孢菌素類系列

期內 7-ACA 的產量達 314 噸，增幅為 52%。扣除用作生產本集團成藥產品的部份後，整個系列的營業額減少 3%，佔本集團的營業額 19%。

由於國內人民用藥水平提高，頭孢系列產品在國內市場正在快速發展。因本集團及其它競爭廠家的產量的增加，競爭更加激烈，整體毛利率較去年同期下降了 1.3 個百分點，但本集團的市場份額卻進一步擴大。

維生素 C 系列

期內維生素 C 產量為 7,227 噸，較去年同期增加 11%。由於該產品的價格大幅回升，營業額增加 167%，佔本集團的營業額 31%。該產品的毛利率較去年同期增長了 47.2 個百分點，為本公司業績的迅速增長作出最大貢獻。

成藥系列

成藥業務錄得營業額366,198,000港元，佔本集團營業額27%。另外，通過調整產品組合加上原料藥成本下降，期內本系列的毛利率為28.9%，較去年增長2.2個百分點。

資產收購

本集團已於期內完成收購母公司屬下之技術開發公司，以提高本集團之新藥研發能力。本集團亦正積極尋找收購國內其他有潛力製藥企業的機會，以增強實力。

資本投資

期內，年產能力達15,000噸的新維生素C生產線已動工建設，預計可於明年第二季度投產。另一丁苯酞產品的生產線亦已動工建設。

展望

1. 預期維生素C產品的價格於下半年會有所下調。本集團已於年初開始調整銷售策略，重點拓展國外終端客戶市場，及爭取與重大客戶簽訂長期訂單，以保持穩定的收入來源。本集團亦不斷採取新技術，繼續降低產品成本。本集團相信在新一輪維生素C市場的調整中，我們能爭取更大的市場份額。

2. 本集團正在推行質量提升策略，在穩定和提高產品品質的同時，積極申請若干必要的質量認證，以打進國際高端市場，提高現有產品的毛利率。

財務回顧

於中期結算日，本集團之銀行貸款總額為393,000,000港元，較上一個結算日之628,000,000港元減少235,000,000港元。銀行貸款須於兩年內償還，其中343,000,000港元須於一年內償還，而餘下50,000,000港元則須於第二年內償還。

資本負債比率為1%，乃按中期結算日本集團之銀行貸款淨額（已扣除銀行結存及現金373,000,000港元）除以股東資金計算。

於中期結算日，本集團大部份銀行貸款（約75%）乃以人民幣計值，餘下之銀行貸款則以港元計值。由於本集團之收入主要為人民幣，其滙率波動風險不大。

僱員

於中期結算日，本集團共有僱員約6,958人，大部份受僱於國內。彼等支取之薪酬與市場水平相若，並享有福利如醫療、退休福利及購股期權計劃。

董事證券權益

(i) 於二零零三年六月三十日，根據本公司按證券及期貨條例（「證券及期貨條例」）第352條存置之登記冊所載，概無董事或其聯繫人士於本公司普通股（下文所述之購股期權除外）中擁有任何個人、家族、公司或其他權益。

(ii) 購股期權於期內之變動概要（包括董事持有之購股期權）如下：

姓名	授出日期	行使期限	行使價	於二零零三年一月一日尚未行使之購股期權數目	於期內失效	於二零零三年六月三十日尚未行使之購股期權數目
蔡東晨	二零零零年三月二十七日	二零零零年九月二十八日至二零零三年九月二十七日	0.62港元	10,000,000	–	10,000,000
	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	5,000,000	–	5,000,000
丁二剛	二零零零年三月二十七日	二零零零年九月二十八日至二零零三年九月二十七日	0.62港元	5,000,000	–	5,000,000
	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	3,000,000	–	3,000,000
曲繼廣	二零零零年二月十九日	二零零零年八月二十日至二零零三年八月十九日	0.67港元	1,304,000	–	1,304,000
	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	3,000,000	–	3,000,000
魏福民	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	4,304,000	–	4,304,000
岳　進	二零零零年二月十九日	二零零零年八月二十日至二零零三年八月十九日	0.67港元	1,304,000	–	1,304,000
	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	3,000,000	–	3,000,000

姓名	授出日期	行使期限	行使價	於二零零三年一月一日尚未行使之購股期權數目	於期內失效	於二零零三年六月三十日尚未行使之購股期權數目
劉義（附註1）	二零零零年二月十九日	二零零零年八月二十日至二零零三年八月十九日	0.67港元	1,306,000	–	1,306,000
	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	3,000,000	–	3,000,000
王憲軍（附註2）	二零零零年三月二十七日	二零零零年九月八日至二零零三年九月二十七日	0.62港元	5,000,000	5,000,000	–
	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	3,000,000	3,000,000	–
僱員總額	二零零零年二月十九日	二零零零年八月二十日至二零零三年八月十九日	0.67港元	3,912,000	–	3,912,000
				52,130,000	8,000,000	44,130,000

附註：

1. 劉義先生於二零零三年六月十一日辭去本公司董事之職，早前授予劉先生之購股期權已於二零零三年七月十一日失效。

2. 王憲軍先生於二零零二年十二月二十三日辭去本公司董事之職，早前授予王先生之購股期權已於二零零三年一月二十三日失效。

3. 期內並無購股期權授出、行使或註銷。

除上文所披露者外，於二零零三年六月三十日，根據本公司按證券及期貨條例第352條存置之登記冊所載，各董事、主要行政人員或彼等之聯繫人士概無在本公司或其任何聯營公司擁有任何證券、相關股份或債券之權益或淡倉，而期內董事或其配偶或未滿十八歲之子女亦概無任何權利認購本公司證券，或曾行使任何該等權利。

主要股東

於二零零三年六月三十日，根據本公司按證券及期貨條例第336條存置之登記冊所載，以下公司持有本公司之股本權益：

股東名稱	所持股份數目	於二零零三年六月三十日之股權百分比
石家莊製藥集團有限公司（「石藥公司」）	870,166,161（附註）	57.93%

除上文所披露者外，據本公司所知，於二零零三年六月三十日概無相當於本公司已發行股本 5% 或以上之任何其他權益。

附註： 在 870,166,161 股股份中，石藥公司持有 828,436,399 股，本公司之執行董事丁二剛先生以石藥公司信託人身份持有 25,000,000 股，而石藥公司之全資附屬公司中國詩薇製藥有限公司則持有 16,729,762 股。

根據上市規則應用指引第 19 條作出之披露

根據一項有期貸款協議，如石藥公司不再持有本公司 40% 以上之已發行股本，將視作未有履行該貸款協議之責任。於二零零三年六月三十日，該項有期貸款之未償還本金額為 100,010,000 港元，而最後一期還款之到期日為二零零五年五月二十一日。

除上文所披露者外，本公司並無其他事項須按上市規則應用指引第 19 條之規定而披露。

公司管治

董事會並不知悉有任何資料可合理顯示本公司現時或於截至二零零三年六月三十日止六個月內曾不遵守上市規則附錄十四所載之最佳應用守則。本公司之審核委員會與本公司之管理層及獨立核數師已審閱截至二零零三年六月三十日止六個月之未經審核中期財務報告。

購買、出售或贖回本公司之上市證券

期內，本公司或其任何附屬公司概無購買、出售或贖回本公司任何上市證券。

承董事會命
主席
蔡東晨

香港，二零零三年八月十二日